 [LOGO] Phoenix                          Karen A. Peddle, Director
        Where Excellence Grows(SM)       Life & Annuity, SEC Compliance
                                         One American Row, Hartford, CT
                                         06102-5056
                                         (860) 403-5134
                                         Fax: (860) 403-5296
                                         Toll Free: 1-800-349-9267
                                         Email: karen.peddle@phoenixwm.com

April 30, 2009

Sonny Oh
Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

RE:  PHL Variable Insurance Company
     Post-Effective Amendment No. 7 on Form S-1
     File No. 333-87218

Dear Mr. Oh:

Below please find our responses to the staff's comments received on April 28 and 29, 2009 for the referenced filing.

Comment 1. Page 2. "Incorporation by Reference" section. Please include an SEC file number reference for the Form 10-K that was filed on March 16, 2009.

RESPONSE: We have added the file reference.

Comment 2. Reconcile the "Incorporation by Reference" language in this registration statement with the "Incorporation by Reference" section contained in Guaranteed Income Edge, pursuant to the requirements of Item 12(b)(1)(v) of Form S-1.

RESPONSE: We have revised the disclosure accordingly.

Comment 3. Define all terms the first time they are used. For example, on page 6 in the "Distribution of Contracts" section, "FINRA" is defined on the last page of the prospectus, rather than there, and "NASD" is not defined at all.

RESPONSE: We have revised the disclosure accordingly.

Comment 4. Explain the basis for deleting three paragraphs at the end of the text on page 10 that appeared before the section entitled "Policy Liabilities and Accruals" on page 11.

RESPONSE: For purposes of PHL Variable's Annual Report on Form 10-K, the information contained in the subject paragraphs was moved to item 7A. Pursuant to General Instruction VII to Form S-1, PHL Variable's Annual Report on Form 10-K is incorporated by reference into the Post-effective Amendment. However, we have added the content of item 7 from PHL Variable's Annual Report on Form 10-K to the prospectus for additional disclosure.

Comment 5. Explain the basis for the absence of the section entitled "Distributor" that is contained in Phoenix Foundations.

RESPONSE: We have changed the title of the MVA section currently entitled "Distribution of Contracts" to "Distributor" so it is consistent with Phoenix Foundations.

Comment 6. Confirm that all current exhibits have been provided as required by
Part II of Form S-1.

RESPONSE: We so confirm.

New Comment 7: To the extent you are seeking to rely on the Rule, please provide an appropriate representation pursuant to Rule 12h-7 under the Securities Act of 1934.

Response: PHL Variable currently files periodic reports under the Securities Exchange Act of 1934 and has not yet determined whether it will rely on Rule 12h-7 following the rule's compliance date. Accordingly, we have not included any prospectus disclosure about reliance on the rule in post-effective amendment number 7 to the registration statement.

If you should have any questions with regard to this filing, please contact the undersigned at (860) 403-5134.

Sincerely,

/s/ Karen A. Peddle
----------------------------------------
Karen A. Peddle
Director
Life & Annuity, SEC Compliance

           MARKET VALUE ADJUSTED GUARANTEED INTEREST ACCOUNT ANNUITY

                                   Issued by

                        PHL Variable Insurance Company

 PROSPECTUS                                                       May 1, 2009

This prospectus describes a Market Value Adjusted Guaranteed Interest Account Annuity ("MVA"). The MVA is only available for use under certain PHL Variable Insurance Company's variable accumulation deferred annuity contracts ("Contract"). The MVA and the contracts are available through Phoenix Equity Planning Corporation ("PEPCO"), the principal underwriter.

The contract prospectus must accompany this prospectus. You should read the contract prospectus and keep it, and this Prospectus, for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

PEPCO is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.

Your investment in the MVA is subject to possible loss of principal and earnings, since a surrender charge and market value adjustment may apply to withdrawals or upon surrender of the contract. Please see the "Risk Factors" section on page 3.

An investment in the MVA is not:

..  a bank deposit or obligation; or

.. guaranteed by any bank or by the Federal Deposit Corporation or any other government agency.

If you have any questions, please contact:

                                     [GRAPHIC]
                                               PHL Variable Insurance Company
                                               Annuity Operations Division
                                               PO Box 8027
                                               Boston, MA 02266-8027
                                     [GRAPHIC] Tel. 800/541-0171



                               TABLE OF CONTENTS


Heading                                                 Page
------------------------------------------------------------

Special Terms..........................................    3
Risk Factors...........................................    3
Product Description....................................    3
 The Nature of the Contract and the MVA................    3
 Availability of the MVA...............................    4
 The MVA...............................................    4
 Market Value Adjustment...............................    4
 Setting the Guaranteed Rate...........................    5
 Deductions of Surrender Charges on Withdrawals........    5
Investments by PHL Variable............................    5
Distributor............................................    6
Federal Income Taxation Discussion.....................    6
Accounting Practices...................................    6
Description of PHL Variable............................    6
 Overview..............................................    6
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..................    6
 Recent Economic Market Conditions and Industry
   Trends..............................................    7
 Accounting Change.....................................    8
 Impact of New Accounting Standards....................    8
 Accounting Standards Not Yet Adopted..................    9
 Critical Accounting Estimates.........................   10
 Results of Operations for the Year Ended December 31,
   2008 and 2007.......................................   13


Heading                                                 Page

 General Account.......................................   13
 Separate Accounts.....................................   13
 Debt and Equity Securities Held in General Account....   14
 Realized Gains and Losses.............................   16
 Other-Than-Temporary Impairments......................   16
 Unrealized Gains and Losses...........................   17
 Liquidity and Capital Resources.......................   18
 Contractual Obligations and Commercial
   Commitments.........................................   19
 Off-Balance Sheet Arrangements........................   20
 Reinsurance...........................................   20
 Statutory Capital and Surplus and Risk-Based Capital..   20
 Quantitative and Qualitative Disclosures About Market
   Risk................................................   20
 Selected Financial Data...............................   23
 Supplementary Financial Information...................   24
 Executive Compensation and Management Ownership of
   PNX Shares..........................................   27
 Summary Compensation Table............................   27
 The Separate Account..................................   28
Experts................................................   29
The Phoenix Companies, Inc.--Legal Proceedings about
  Company Subsidiaries.................................   29

                          INCORPORATION BY REFERENCE


  The SEC allows us to "incorporate by reference" information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. This prospectus incorporates by reference our Annual Report on Form 10-K (File No. 333-20277) for the year ended December 31, 2008, and the definitive proxy statement filed by the Phoenix Companies, Inc. pursuant to Regulation 14A on March 16, 2009.


  After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

  Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus. Accordingly, only the statement that is changed or replaced will legally be a part of this prospectus.

  We file our Securities Exchange Act of 1934 documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q, electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0001031223. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

  The address of the site is http://www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 100 F Street NE, Room 1580, Washington, DC 20549-2001. For more information on the operations of the SEC's Public Reference Room, call 1-800-SEC-0330.


  You may request a copy of any documents incorporated by reference in this prospectus and any accompanying prospectus supplement (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing to the Company at Investor Relations One American Row P.O. Box 5056 Hartford, CT 06102-5056, or telephoning the Company at 800-490-4258. You may also access the incorporated documents at our website: http://www.phoenixwm.phl.com/public/products/Regform/index.jsp.

Special Terms
--------------------------------------------------------------------------------

  As used in this prospectus, the following terms mean:

Contract Value: Prior to the end of the guarantee period, the sum of the values under a contract of all accumulation units held in the subaccounts of the Separate Account plus the values held in the Guaranteed Interest Account and in the MVA.

Current Rate: The guaranteed rate currently in effect for amounts allocated to the MVA, established from time to time for various guarantee periods.

Death Benefit: An amount payable upon the death of the annuitant or owner, as applicable, to the named beneficiary.

Expiration Date: The date on which the guarantee period ends.

Guarantee Period: The duration for which interest accrues at the guaranteed rate on amounts allocated to the MVA.

GIA (Guaranteed Interest Account): An allocation option under which premium amounts are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of PHL Variable. The GIA is funded by our general account.

Guaranteed Rate: The effective annual interest rate we use to accrue interest on amounts allocated to the MVA for a guarantee period. Guaranteed rates are fixed at the time an amount is credited to the MVA and remain constant throughout the guarantee period.

MVA (Market Value Adjusted Guaranteed Interest Account Annuity): This is an account that pays interest at a guaranteed rate if held to the end of the guarantee period. If such amounts are withdrawn, transferred or applied to an annuity option before the end of the guarantee period, a market value adjustment will be made. Assets allocated to the MVA are part of the assets allocated to PHL Variable Separate Account MVA1.

Market Value Adjustment: An adjustment is made to the amount that a contract owner receives if money is withdrawn, transferred or applied to an annuity option from the MVA before the expiration date of the guarantee period.

PHL Variable (Company, We, Us, Our): PHL Variable Insurance Company.

Separate Account: PHL Variable Accumulation Account, a separate account of PHL Variable Insurance Company which funds the variable annuity contract associated with the MVA (see "The Nature of the Contract and the MVA" for a description of the Separate Account).

Risk Factors
--------------------------------------------------------------------------------

.. Investment Risk--Principal and interest when credited are guaranteed by the company unless you make a withdrawal from or surrender the contract, which may be subject to a surrender charge and MVA.

.. Loss of Principal Risk--Withdrawals and surrenders from the contract in excess of the free withdrawal amount, prior to the end of the surrender charge period, are subject to a surrender charge and market value adjustment ("MVA"). A negative MVA is limited to the contract's interest, therefore, the application of a negative MVA alone will not result in loss of principal. However, the combination of the surrender charge and MVA may result in loss of principal.

Product Description
--------------------------------------------------------------------------------

The Nature of the Contract and the MVA
  The investment option described in this prospectus is an MVA available only under the variable accumulation deferred annuity contracts offered by PHL Variable. The contract is described in detail in its own prospectus. You should review the contract prospectus along with this prospectus before deciding to allocate purchase payments to the MVA.

..  The MVA currently provides four choices of interest rate Guarantee Periods:

                             . 3 years  . 5 years
                             . 7 years  . 10 years

.. Purchase payments can be allocated to one or more of the available MVA guarantee period options. Allocations may be made at the time you make a payment or you may transfer amounts held in the subaccounts of the Separate Account, the GIA or other available MVA guarantee periods. Generally, amounts allocated to MVA options must be for at least $1,000. We reserve the right to limit cumulative amounts allocated to the MVA during any one-week period to not more than $250,000.

.. Amounts may be transferred to or from the MVA according to the transfer rules under the contract. You may make up to six transfers per year from the MVA. (See "The Accumulation Period--Transfers" of the Contract prospectus.)

.. Allocations that remain in the MVA until the applicable expiration date will be equal to the amount originally allocated, multiplied by its guaranteed rate, which is compounded on an annual basis.

.. A market value adjustment will be made if amounts are withdrawn, transferred or applied to an annuity option from the MVA before the expiration date.
   (See "The MVA.")

.. The contract provides for the accumulation of values before maturity and for the payment of annuity benefits thereafter. Since MVA values are part of the contract value, your earnings on allocations to the MVA will affect the values available at surrender or maturity. No market value adjustment will be applied to withdrawals to pay Death Benefit proceeds.

.. We may offer additional guarantee periods to certain individuals or groups of individuals who meet certain minimum premium criteria.

  We reserve the right to elaborate upon, supplement or alter the terms or arrangements associated with, or relating to, this prospectus in connection with the offering of flexible premium accumulation deferred annuity contracts utilizing market value adjusted guaranteed interest account contracts to certain institutional investors, provided that such arrangements do not materially and adversely affect the rights or interests of other investors hereunder.

Availability of the MVA
  The MVA is not available in all states. For information, call our Annuity Operations Division at 800/541-0171.

The MVA
  The MVA is available only during the accumulation phase of your contract. The MVA option currently offers different guarantee periods, which provide you with the ability to earn interest at different guaranteed rates on all or part of your contract value. Each allocation has its own guaranteed rate and expiration date. Because we change guaranteed rates periodically, amounts allocated to a guarantee period at different times will have different guaranteed rates and expiration dates. The applicable guaranteed rate, however, does not change during the guarantee period.

  We will notify you of the expiration of the guarantee period and of your available options within 30 days of the expiration date. You will have 15 days before and 15 days following the expiration date ("window period") to notify us of your election. During this window period, any withdrawals or transfers from the MVA will not be subject to a market value adjustment. Unless you elect to transfer funds to a different guarantee period, to the subaccounts of the Separate Account, to the GIA or elect to withdraw funds, we will begin another guarantee period of the same duration as the one just ended and credit interest at the current rate for that new guarantee period. If you chose a guarantee period that is no longer available or if your original guarantee period is no longer available, we will use the guarantee period with the next longest duration.

  We reserve the right, at any time, to discontinue guarantee periods or to offer guarantee periods that differ from those available at the time your contract was issued. Since guarantee periods may change, please contact us to determine the current guarantee periods being offered.

Market Value Adjustment
  Any withdrawal from the MVA will be subject to a market value adjustment unless the effective date of the withdrawal is within the window period. For this purpose, redemptions, transfers and amounts applied to an annuity option under a contract are treated as withdrawals. The market value adjustment will be applied to the amount being withdrawn after the deduction of any applicable administrative charge and before the deduction of any applicable contingent deferred sales charges (surrender charges). See the contract prospectus for a description of these charges. The market value adjustment can be positive or negative. The amount being withdrawn after application of the market value adjustment can be greater than or less than the amount withdrawn before the application of the market value adjustment.

  A market value adjustment will not be applied upon the payment of the death benefit.

  The market value adjustment will reflect the relationship between the current rate (defined below) for the amount being withdrawn and the guaranteed rate. It is also reflective of the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is equal to or lower than the applicable current rate, the market value adjustment will result in a lower payment upon withdrawal. Conversely, if the guaranteed rate is higher than the applicable current rate, the market value adjustment will produce a higher payment upon withdrawal.

   The market value adjustment which is applied to the amount being withdrawn is determined by using the following formula:

  Market Value Adjustment

               = Amount x          1 + i           n/12  -1
                               ----------------
                           [(  1 + j + 0.0025  )             ]

where,

  Amount, is the amount being withdrawn less any applicable administrative charges;

  i, is the guaranteed rate being credited to the amount being withdrawn;

  j, is the current rate, which is the current interest rate for new deposits with a guarantee period equal to the number of years remaining in the current guarantee period, rounded up to the next higher number of complete years;

  n, is the number of months rounded up to the next whole number from the date of the withdrawal or transfer to the end of the current guarantee period.

  If the company does not offer a guarantee period equal to the number of years remaining in the guarantee period, "j" will be determined by interpolation of the guaranteed rate for the guarantee periods then available.

Examples
  The following examples illustrate how the market value adjustment operates:

  Example 1
  $10,000 is deposited on January 1, 1997, into an MVA with a 5-year guarantee period. The guaranteed rate for this deposit amount is 5.50%.

  If, on January 1, 1999 (2 years after deposit), the full amount is taken from this MVA segment, the following amount is available:

   1.The accumulated amount prior to application of market value adjustment is:

   $10,000 x (1.055)/2/ = $11,130.25

   2.The current rate that would be applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 6.50%.

   3.The number of months remaining in the guarantee period (rounded up to next whole number) is 36.

   4.The market value adjustment equals $-386.43, and is calculated as follows:

      $-386.43 = $11,130.25 x          1 + 0.055           36/12  -1
                                   --------------------
                               [(  1 + 0.065 + 0.0025  )              ]

  The market value for the purposes of surrender on January 1, 1999 is therefore equal to $10,743.82 ($11,130.25 - $386.43).

  Example 2
  $10,000 is deposited on January 1, 1997, into an MVA with a 5-year guarantee period. The guaranteed rate for this amount is 5.50%.

  If, on January 1, 1999 (2 years from deposit), the full amount is taken from this MVA segment, the following amount is available:

   1.The accumulated amount prior to application of market value adjustment is:

  $10,000 x (1.055)/2/ = $11,130.25

   2.The current rate being applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 4.50%.

   3.The number of months remaining in the guarantee period (rounded up to next whole number) is 36.

   4.The market value adjustment equals $240.79, and is calculated as follows:

      $+240.79 = $11,130.25 x          1 + 0.055           36/12  -1
                                   --------------------
                               [(  1 + 0.045 + 0.0025  )              ]

  The market value for the purposes of surrender on January 1, 1999 is therefore equal to $11,371.04 ($11,130.25 + $240.79).

  THE ABOVE EXAMPLES ARE HYPOTHETICAL AND ARE NOT INDICATIVE OF FUTURE OR PAST PERFORMANCE.

Setting the Guaranteed Rate
  We determine guaranteed rates for current and future purchase payments, transfers or renewals. Although future guaranteed rates cannot be predicted, we guarantee that the guaranteed rate will never be less than 3% per annum.

Deduction of Surrender Charges on Withdrawals
  A market value adjustment will apply if a withdrawal is made before the expiration date and outside the window period as described above.

  Depending on your contract, a full or partial withdrawal of contract value, including amounts in the MVA, may also be subject to a surrender charge.

  Please note that other charges may also be imposed against the contract, including mortality and expense risk and administrative charges. For a more detailed explanation of any surrender charge applicable to your contract and of other applicable charges, please see the "Charges and Deductions" section of the contract prospectus.

Investments by PHL Variable
--------------------------------------------------------------------------------

  Proceeds from purchases of the MVA option will be deposited into the PHL Variable Separate Account MVA1 ("Separate Account MVA1"), which is a non-unitized separate account established under Connecticut law. Contract values attributable to such proceeds are based on the interest rate we credit to MVA allocations and terms of the contract, and do not depend on the investment performance of the assets in Separate Account MVA1.

  Under Connecticut law, all income, gains or losses of Separate Account MVA1, whether realized or not, must be credited to or charged against the amounts placed in Separate Account MVA1, without regard to our other income, gains and losses. The assets of the Separate Account MVA1 may not be charged with liabilities arising out of any other business that we may conduct. Obligations under the contracts are obligations of PHL Variable.

  There are no discrete units in Separate Account MVA1. No party with rights under any contract participates in the investment gain or loss from assets belonging to Separate Account MVA1. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in Separate Account MVA1 may drop below the reserves and other liabilities it must maintain. If the Separate Account MVA1 asset value drops below the reserve and other liabilities we must maintain in relation to the contracts supported by such assets, we will transfer assets from our general account to Separate Account MVA1. Conversely, if the amount we maintain is too much, we may transfer the excess to our general account.

  In establishing guaranteed rates, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. The company's investment strategy with respect to the proceeds attributable to the contracts generally will be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.

  Investment-grade debt instruments in which the company intends to invest the proceeds from the contracts include:

.. Securities issued by the United States government or its agencies or instrumentalities.

.. Debt securities which have a rating, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Bb), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

.. Other debt instruments, although not rated by Moody's or Standard & Poor's, are deemed by the company's management to have an investment quality comparable to securities described above.

  While the above generally describes our investment strategy with respect to the proceeds attributable to the contracts, we are not obligated to invest the proceeds according to any particular strategy, except as may be required by Connecticut and other state insurance law.


Distributor
--------------------------------------------------------------------------------

  Phoenix Equity Planning Corporation ("PEPCO") acts as the principal underwriter of the contracts. PEPCO is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers ("NASD"). PHL Variable is an indirect, wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix"). PEPCO is an indirect, wholly owned subsidiary of The Phoenix Companies, Inc. and is an affiliate of the company and of PHL Variable.


  PEPCO enters into selling agreements with broker-dealers or entities registered under or exempt under the Securities Act of 1934 ("selling brokers"). Contracts with the MVA option are offered in states where we have received authority and the MVA and the contracts have been approved. The maximum dealer concession that a selling broker will receive for selling a contract is 8.00%.

Federal Income Taxation Discussion
--------------------------------------------------------------------------------

  Please refer to "Federal Income Taxes" in the contract prospectus for a discussion of the income tax status of the contract.

Accounting Practices
--------------------------------------------------------------------------------

  The information presented below should be read with the audited financial statements of PHL Variable and other information included elsewhere in this prospectus.

  The financial statements and other financial information included in this prospectus have been prepared in conformity with accounting principles generally accepted in the United States.

Description of PHL Variable
--------------------------------------------------------------------------------

Overview
  Our executive and administrative office is located at One American Row, Hartford, Connecticut, 06103-5056.

  PHL Variable is a stock life insurance company. It was incorporated in Connecticut on July 15, 1981 and is a wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix") through its holding company, PM Holdings, Inc. Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. ("PNX"), which is a manufacturer of insurance, annuity and investment products and services. PNX was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, Phoenix redomiciled to New York.

  On June 25, 2001, the effective date of its demutualization, Phoenix converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of PNX. In addition, on June 25, 2001, PNX completed its initial public offering (IPO).

  The following chart illustrates our corporate structure as of December 31, 2008.

                                  [FLOW CHART]




Management's Discussion and Analysis of Financial Condition and Results of Operations

--------------------------------------------------------------------------------

  We provide life insurance and annuity products through a wide variety of third-party financial professionals and intermediaries, supported by wholesalers and financial planning specialists employed by us. These products and services reflect a particular focus on the high-net-worth and affluent market. Our life and annuity business encompasses a broad range of product offerings. The principal focus of our life insurance business is on permanent life insurance (universal and variable universal life) insuring one or more lives, but we also offer a portfolio of term life insurance products. Our annuity products include deferred and immediate variable annuities with a variety of death benefit and guaranteed living benefit options.

  Our profitability is driven by interaction of the following elements:

..  Mortality margins in our variable universal and universal life product lines. We earn cost of insurance (COI) fees based on the difference between face amounts and the account values (referred to as the net amount at risk or NAR). We pay policyholder benefits and set up reserves for future benefit payments on these products. We define mortality margins as the difference between these fees and benefit costs. Mortality margins are affected by:

  .  number and face amount of policies sold;

  . actual death claims net of reinsurance relative to our assumptions, a reflection of our underwriting and actuarial pricing discipline, the cost of reinsurance and the natural volatility inherent in this kind of risk; and

  . the policy funding levels or actual account values relative to our assumptions, a reflection of policyholder behavior and investment returns.

.. Fees on our life and annuity products. Fees consist primarily of asset based fees (including mortality and expense charges) and premium-based fees which we charge on our variable life and variable annuity products, and depend on the premiums collected and account values of those products. Asset-based fees are calculated as a percentage of assets under management within our separate accounts. Fees also include surrender charges. Non-asset-based fees are charged to cover premium taxes and renewal commissions.

.. Interest margins. Net investment income (NII) earned on universal life and other policyholder funds managed as part of our general account, less the interest credited to policyholders on those funds.

.. Non-deferred expenses including expenses related to selling and servicing the various products offered by the Company, dividends to policyholders and other general business expenses.

.. Deferred policy acquisition cost amortization, which is based on the amount of expenses deferred, actual results in each quarter and management's assumptions about the future performance of the business. The amount of future profit or margin is dependent principally on investment returns in our separate accounts, investment income in excess of the amounts credited to policyholders, surrender and lapse rates, death claims and other benefit payments, premium persistency, funding patterns and expenses. These factors enter into management's estimates of gross profits or margins, which generally are used to amortize deferred policy acquisition costs. Actual equity market movements, net investment income in excess of amounts credited to policyholders, claims payments and other key factors can vary significantly from our assumptions, resulting in a misestimate of gross profits or margins, and a change in amortization, with a resulting impact to income. In addition, we regularly review and reset our assumptions in light of actual experience, which can result in material changes in amortization.

..  Net realized investment gains or losses on our general account investments.

  Certain of our products include guaranteed benefits. These include guaranteed minimum death benefits, guaranteed minimum accumulation benefits, guaranteed minimum withdrawal benefits and guaranteed minimum income benefits. Periods of significant and sustained downturns in equity markets, increased equity volatility, or reduced interest rates would result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to earnings.

  Under accounting principles generally accepted in the United States of America (GAAP), premiums and deposits for variable life, universal life and annuity products are not recorded as revenues. For certain investment options of variable products, deposits are reflected on our balance sheet as an increase in separate account liabilities. Premiums and deposits for universal life, fixed annuities and certain investment options of variable annuities are reflected on our balance sheet as an increase in policyholder deposit funds. Premiums and deposits for other products are reflected on our balance sheet as an increase in policy liabilities and accruals.



Recent Economic Market Conditions and Industry Trends
  Over the past year, the U.S. economy has experienced unprecedented credit and liquidity issues and entered into recession. Following several years of rapid credit expansion, a sharp contraction in mortgage lending coupled with dramatic declines in home prices, rising mortgage defaults and increasing home foreclosures, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to most sectors of the credit markets, and to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be subsidized by the U.S. government and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including other financial institutions. These factors, combined with declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a prolonged recession.

  These extraordinary economic and market conditions have materially and adversely affected us. It is difficult to predict how long the current economic and market conditions will continue, whether the financial markets will continue to deteriorate and which aspects of our products and/or business will be adversely affected. However, the lack of credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity are likely to continue to materially and adversely affect our business, financial condition and results of operations.

  In response to, and in some cases in addition to, recent economic and market conditions, we continue to be influenced by a variety of trends that affect the life insurance industry:

  . Statutory capital and surplus and risk-based capital ("RBC") ratios. Regulated life insurance entities are subject to risk-based capital requirements which are a function of these entities' statutory capital and surplus and risk-based capital requirements. The impact of economic and market environment has both reduced statutory capital and increased risk-based capital requirements in a variety of ways. For instance, realized losses reduce available capital and surplus, equity market declines increase the amount of statutory reserves that insurers are required to hold for variable annuity guarantees while increasing risk-based capital requirements and credit downgrades of securities increase risk-based capital requirements. We have recently taken capital management actions to improve our capitalization and RBC ratio including, but not limited to, the sale of certain securities in our portfolio and entry into reinsurance arrangements. We may take similar actions in the future.

  . Debt and Financial Strength Ratings. Recent adverse economic and market conditions have increased the number of debt and financial strength ratings for insurance companies being lowered or placed on negative outlooks. We have recently been downgraded and some of our ratings have negative outlooks. Please see "Management's Narrative Analysis of the Results of Operations--Liquidity and Capital Resources." Further downgrades and outlook changes related to us or the life insurance industry may occur at any time and without notice by any rating agency. Downgrades or outlook changes could increase policy surrenders and withdrawals, adversely affect relationships with distributors, reduce new sales, reduce our ability to borrow and increase our future borrowing costs.

  . Regulatory Changes. We are subject to extensive laws and regulations. These laws and regulations are complex and subject to change. This is particularly the case given recent adverse economic and market developments. In light of recent events involving certain financial institutions and the current financial crisis, it is possible that the U.S. government will heighten its oversight of the financial services industry, including possibly through a federal system of insurance regulation. In addition, it is possible that these authorities may adopt enhanced or new regulatory requirements intended to prevent future crises in the financial services industry and to assure the stability of institutions under their supervision. We cannot predict whether this or other regulatory proposals will be adopted, or what impact, if any, such regulation could have on our business, consolidated operating results, financial condition or liquidity.

  . Competitive Pressures. Recent domestic and international consolidation in the financials services industry, driven by regulatory action and other opportunistic transactions in response to adverse economic and market developments, has resulted in an environment in which larger competitors with better financial strength ratings, greater financial resources, marketing and distribution capabilities may be better positioned competitively. Larger firms may be better able to withstand further market disruption, able to offer more competitive pricing and have superior access to debt and equity capital. We may also be subject to claims by competitors that our products infringe on their patents. In addition, some of our competitors are regulated differently than we are, which may give them a competitive advantage; for example, many non-insurance company providers of financial services are not subject to the costs and complexities of insurance regulation by multiple states. If we fail to compete effectively in this environment, our profitability and financial condition could be materially and adversely affected.

Accounting Change
  Effective April 1, 2008, we changed our method of accounting for the cost of certain of our long duration reinsurance contracts accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts ("SFAS 113"). In conjunction with this change, we also changed our method of accounting for the impact of reinsurance costs on deferred acquisition costs. SFAS 113 requires us to amortize the estimated cost of reinsurance over the life of the underlying reinsured contracts. Under our previous method, we recognized reinsurance recoveries as part of the net cost of reinsurance and amortized this balance over the estimated lives of the underlying reinsured contracts in proportion to estimated gross profits ("EGPs") consistent with the method used for amortizing deferred policy acquisition costs. Under the new method, reinsurance recoveries are recognized in the same period as the related reinsured claim. In conjunction with this change, we also changed our policy for determining EGPs relating to these contracts to include the effects of reinsurance, where previously these effects had not been included.

Impact of New Accounting Standards
  In January 2009, the Financial Accounting Standards Board ("FASB") issued FSP No. EITF 99-20-1, which amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets ("EITF 99-20-1"). The FSP revises EITF 99-20's impairment guidance to make it consistent with the requirements of SFAS No. 115 for determining whether an other-than-temporary impairment has occurred. The FSP is effective for these financial statements. Our adoption of the FSP had no material effect on our financial statements.

  In December 2008, the FASB issued FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, which requires public entities to provide additional disclosures about transfers of financial assets. It also requires sponsors that have a variable interest in a variable interest entity to provide additional disclosures about their involvement with variable interest entities. The FSP is effective for these financial statements. Our adoption of the FSP had no material effect on our financial statements.

  On October 10, 2008, the FASB issued FSP No. FAS 157-3 ("FSP FAS 157-3"), which clarifies the application of SFAS No. 157, Fair Value Measurement ("SFAS 157") in an inactive market. The FSP addresses application issues such as how management's internal assumptions should be considered when measuring fair value when relevant observable data do not exist; how observable market information in a market that is not active should be considered when measuring fair value and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. FSP FAS 157-3 was effective upon issuance. Our adoption of FSP FAS 157-3 had no material effect on our financial condition or results of operations.

  In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. The FSP introduces new disclosure requirements for credit derivatives and certain guarantees. The FSP is effective for these financial statements. Our adoption of the FSP had no material effect on our financial statements.

  On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. We adopted SFAS 159 as of January 1, 2008 with no effect on our financial statements.

  In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that we have the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability. Level 3 inputs are unobservable inputs reflecting our estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. We adopted SFAS 157 effective
January 1, 2008 with no material impact on our financial position and results of operations.

  We adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, we recognized an increase in reserves for uncertain tax benefits through a cumulative effect adjustment of approximately $1,000 thousand, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. Including the cumulative effect adjustment, we had $1,840 thousand of total gross unrecognized tax benefits as of January 1, 2007. See Note 10 to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 which Annual Report is incorporated herein by reference.

  In September 2006, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance for how errors should be evaluated to assess materiality from a quantitative perspective. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted SAB 108 on December 31, 2006 with no effect on our financial statements.

  In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 provides guidance on recognition and disclosure of servicing assets and liabilities and was effective beginning January 1, 2007. We adopted this standard effective January 1, 2007 with no material impact on our financial position and results of operations.

Accounting Standards Not Yet Adopted
  In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of GAAP-basis financial statements. The Standard is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to remove the hierarchy of generally accepted accounting principles from the auditing standards. SFAS 162 is not expected to have an impact on our financial position and results of operations.

  In December 2007, the FASB issued SFAS No. 141(R), Accounting for Business Combinations (SFAS 141(R)). SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose all information needed to evaluate and understand the nature and financial effect of the combination and is effective beginning for fiscal years beginning after December 15, 2008. We will adopt this standard effective

January 1, 2009 and do not expect it to have a material impact on our financial position and results of operations.

  In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160). SFAS 160 requires all entities to report noncontrolling interests in subsidiaries in the same way--as equity in the consolidated financial statements and requires that associated transactions be treated as equity transactions--and is effective beginning for fiscal years beginning after December 15, 2008. We will adopt this standard effective January 1, 2009 and do not expect it to have a material impact on our financial position and results of operations.

Critical Accounting Estimates
  The analysis of our results of operations is based upon our financial statements, which have been prepared in accordance with GAAP. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Critical accounting estimates are reflective of significant judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following are areas that we believe require significant judgments:

..   Deferred Policy Acquisition Costs ("DAC")

  We amortize DAC based on the related policy's classification. For individual term life insurance policies, DAC is amortized in proportion to estimated gross margins. For universal life, variable universal life and accumulation annuities, DAC is amortized in proportion to estimated gross profits, or EGPs. Policies may be surrendered for value or exchanged for a different one of our products (internal replacement). The DAC balance associated with the replaced or surrendered policies is amortized to reflect these surrenders.

  Each year, we develop future EGPs for the products sold during that year. The EGPs for products sold in a particular year are aggregated into cohorts. Future EGPs are projected for the estimated lives of the contracts. The amortization of DAC requires the use of various assumptions, estimates and judgments about the future. The assumptions, in the aggregate, are considered important in the projections of EGPs. The assumptions developed as part of our annual process are based on our current best estimates of future events, which are likely to be different for each year's cohort. Assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, interest margin, mortality, premium persistency, funding patterns, expenses and reinsurance costs and recoveries. These assumptions are reviewed on a regular basis and are based on our past experience, industry studies, regulatory requirements and estimates about the future.

  To determine the reasonableness of the prior assumptions used and their impact on previously projected account values and the related EGPs, we evaluate, on a quarterly basis, our previously projected EGPs. Our process to assess the reasonableness of our EGPs involves the use of internally developed models, together with studies and actual experience. Incorporated in each scenario are our current best estimate assumptions with respect to separate account returns, surrender and lapse rates, interest margin, mortality, premium persistency, funding patterns, expenses and reinsurance costs and recoveries.

  In addition to our quarterly reviews, we complete a comprehensive assumption study during the fourth quarter of each year. Upon completion of an assumption study, we revise our assumptions to reflect our current best estimate, thereby changing our estimate of projected account values and the related EGPs in the deferred policy acquisition cost and unearned revenue amortization models as well as SOP 03-1 reserving models. The deferred policy acquisition cost asset, as well as the unearned revenue reserves and SOP 03-1 reserves are then adjusted with an offsetting benefit or charge to income to reflect such changes in the period of the revision, a process known as "unlocking."

  Underlying assumptions for future periods of EGPs are not altered unless experience deviates significantly from original assumptions. For example, when lapses of our insurance products meaningfully exceed levels assumed in determining the amortization of DAC, we adjust amortization to reflect the change in future premiums or EGPs resulting from the unexpected lapses. In the event that we were to revise assumptions used for prior year cohorts, our estimate of projected account values would change and the related EGPs in the DAC amortization model would be unlocked or adjusted, to reflect such change. Continued favorable experience on key assumptions, which could include increasing separate account fund return performance, decreasing lapses or decreasing mortality could result in an unlocking which would result in a decrease to DAC amortization and an increase in the DAC asset. Finally, an analysis is performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining DAC balances.

  The separate account fund performance assumption is critical to the development of the EGPs related to our variable annuity and variable life insurance businesses. As equity markets do not move in a systematic manner, we use a mean reversion method (reversion to the mean assumption), a common industry practice to determine the future equity market growth rate assumption used for the amortization of DAC. This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations. The average long-term rate of assumed separate account fund performance used in estimating gross profits was 6.0% (after fund fees and mortality and expense charges) for the variable annuity business and 6.9% (after fund fees and mortality and expense charges) for the variable life business at both at December 31, 2008 and 2007.

..   Policy Liabilities and Accruals

  Reserves are liabilities representing estimates of the amounts that will come due to our policyholders at some point in the future. GAAP prescribes the methods of establishing reserves, allowing some degree of managerial judgment.

..   Embedded Derivative Liabilities

  The fair value of our liability for guaranteed minimum accumulation benefit ("GMAB") and guaranteed minimum withdrawal benefit ("GMWB") riders are calculated in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as modified by SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 requires a Credit Standing Adjustment. The Credit Standing Adjustment reflects the adjustment that market participants would make to reflect the risk that guaranteed benefit obligations may not be fulfilled ("nonperformance risk"). SFAS 157 explicitly requires nonperformance risk to be reflected in fair value. The Company calculates the Credit Standing Adjustment by applying an average credit spread for companies similar to Phoenix when discounting the rider cash flows for calculation of the liability. This average credit spread is recalculated every quarter and so the fair value will change with the passage of time even in the absence of any other changes that affect the valuation. For example, the December 31, 2008 fair value of $83,061 thousand would increase to $90,144 thousand if the chosen spread decreased by 50 basis points. If the chosen spread increased by 50 basis points the fair value would decrease to $78,569 thousand.

..   Valuation of Debt and Equity Securities

  We classify our debt and equity securities held in our general account as available-for-sale and report them in our balance sheet at fair value. Fair value is based on quoted market price, where available. When quoted market prices are not available, we estimate fair value by discounting debt security cash flows to reflect interest rates currently being offered on similar terms to borrowers of similar credit quality, by quoted market prices of comparable instruments and by independent pricing sources or internally developed pricing models.

Fair Value of General Account Fixed Maturity Securities
by Pricing Source:                                          As of December 31, 2008
($ in thousands)                                         ----------------------------
                                                             Fixed           % of
                                                          Maturities        Total
                                                         at Fair Value    Fair Value
       Priced via independent market quotations......... $      807,087            63%
       Priced via matrices..............................        231,969            18%
       Priced via broker quotations.....................         75,595             6%
       Priced via other methods.........................         75,676             6%
       Short-term investments/(1)/......................         97,082             7%
                                                         -------------- -------------
       Total............................................ $    1,287,409           100%
                                                         ============== =============

/(1)/ Short-term investments are valued at amortized cost, which approximates fair value.
..   Other-Than-Temporary Impairments

  Investments whose value, in our judgment, are considered to be other-than-temporarily impaired are written down to fair value as a charge to realized losses included in our earnings. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Consideration used by the company in the impairment evaluation process include, but are not limited to:

.. the length of time and the extent to which the market value has been below cost or amortized cost;

.. the potential for impairments of securities when the issuer is experiencing significant financial difficulties;

..  the potential for impairments in an entire industry sector or sub-sector;

.. our ability and intent to hold the security for a period of time sufficient to allow for recovery of its value;

..  unfavorable changes in forecasted cash flows on asset-backed securities; and

.. other subjective factors, including concentrations and information obtained from regulators and rating agencies.

  Historically, for securitized financial asset securities subject to EITF Issue No. 99-20, we periodically updated our best estimate of cash flows over the life of the security. In estimating cash flows, we use assumptions based on current market conditions that we believe market participants would use. If the fair value was less than amortized cost, or there was an adverse change in the timing or amount of expected future cash flows since the prior analysis, an other-than-temporary impairment was recognized. Projections of future cash flows were subject to change based on new information regarding performance, data received from third party sources, and internal judgments regarding the future performance of the underlying collateral.

  Beginning in the fourth quarter of 2008, we implemented FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20. In addition to relying on our best estimate of cash flows that a market participant would use in determining fair value, we apply management judgment of the probability of collecting all amounts due. In making the other-than-temporary impairment assessment, information such as past events, current conditions, reasonable forecasts, expected defaults, and relevant market data are considered. Also as part of this analysis, we assess our intent and ability to retain until recovery those securities judged to be temporarily impaired.

  The cost basis of these written-down investments is adjusted to fair value at the date the determination of an other-than-temporary impairment is made. The new cost basis is not changed for subsequent recoveries in value. For mortgage-backed and other asset-backed debt securities, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic lives of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. For certain asset-backed securities, changes in estimated yield are recorded on a prospective basis and specific valuation methods are applied to these securities to determine if there has been an other-than-temporary decline in value.

..   Deferred Income Taxes

  We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting basis for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on our assessment of the realizability of such amounts.

  Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against our deferred tax assets. We carried a valuation allowance of $16,000 thousand on $224,113 thousand of deferred tax assets at December 31, 2008, due to uncertainties related to our ability to utilize some of the deferred tax assets that are expected to reverse as capital losses. The amount of the valuation allowance has been determined based on our estimates of taxable income over the periods in which the deferred tax assets will be recoverable.

  We concluded that a valuation allowance on the remaining $208,113 thousand of deferred tax assets at December 31, 2008, was not required. Our methodology for determining the realizability of deferred tax assets involves estimates of future taxable income from our operations and consideration of available tax planning strategies and actions that could be implemented, if necessary. These estimates are projected through the life of the related deferred tax assets based on assumptions that we believe to be reasonable and consistent with current operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. In concluding that a valuation allowance was not required on the remaining deferred tax assets, we considered the more likely than not criteria pursuant to SFAS 109.

  We have elected to file a consolidated federal income tax return for 2007 and prior years. Within the consolidated tax return, we are required by regulations of the Internal Revenue Service (IRS) to segregate the entities into two groups: life insurance companies and non-life insurance companies. We are limited as to the amount of any operating losses from the non-life group that can be offset against taxable income of the life group. These limitations affect the amount of any operating loss carryforwards that we have now or in the future.

  Our federal income tax returns are routinely audited by the IRS and estimated provisions are routinely provided in the financial statements in anticipation of the results of these audits. Unfavorable resolution of any particular issue could result in additional use of cash to pay liabilities that would be deemed owed to the IRS. Additionally, any unfavorable or favorable resolution of any particular issue could result in an increase or decrease, respectively, to our effective income tax rate to the extent that our estimates differ from the ultimate resolution. As of December 31, 2008, we had current taxes payable of $1,247 thousand, including $52 thousand of unrecognized tax benefits.

Results of Operations for the Year Ended December 31, 2008 and 2007

Summary Financial Data:                          Year Ended            Increase (decrease) and
($ in thousands)                                December 31,
                                         --------------------------       percentage change
                                             2008          2007             2008 vs. 2007
                                         ------------  ------------  -------------------------
REVENUES:
Premiums................................ $     15,098  $     18,602  $     (3,504)         (19%)
Insurance and investment product fees...      361,354       263,298        98,056           37%
Investment income, net of expenses......       90,963       109,607       (18,644)         (17%)
Net realized investment losses..........     (172,055)       (7,043)     (165,012)       2,343%
                                         ------------  ------------  ------------
Total revenues..........................      295,360       384,464       (89,104)         (23%)
                                         ============  ============  ============
BENEFITS AND EXPENSES:
Policy benefits.........................      218,415       168,395        50,020           30%
Policy acquisition cost amortization....      262,132       120,041       142,091          118%
Other operating expenses................       97,504        83,601        13,903           17%
                                         ------------  ------------  ------------
Total benefits and expenses.............      578,051       372,037       206,014           55%
                                         ============  ============  ============
Income (loss) before income taxes.......     (282,691)       12,427      (295,118)      (2,375%)
Applicable income tax (expense) benefit.       87,497        (1,122)       88,619       (7,898%)
                                         ------------  ------------  ------------
Net income (loss)....................... $   (195,194) $     11,305  $   (206,499)      (1,827%)
                                         ============  ============  ============

  Year Ended December 31, 2008 compared to year ended December 31, 2007
  Results for the year ended December 31, 2008 reflected negative impacts from the decline in equity markets and return on variable products. The net loss of $195,194 thousand in 2008 includes an unlocking of deferred policy acquisition costs resulting in accelerated amortization of $101,418 thousand as compared to an unlocking benefit of $1,649 thousand in 2007. It also reflects the adverse impact of the markets on our investments, specifically overall declines and credit spread widening, resulting in $172,055 thousand in realized capital losses including $52,057 thousand of debt security impairments and $118,511 thousand of derivative losses. Derivative losses were driven by increases in living benefit liabilities on certain of our variable products, which were fully reinsured by our parent company, Phoenix Life, until December 31, 2008. Phoenix Life hedged the reinsured liability with derivative assets on which it recorded realized gains during 2008. Effective December 31, 2008, we recaptured a portion of the reinsurance and began hedging the portion of the liability that was recaptured.

  Mortality margins in universal life and variable universal life products increased to $163,077 thousand in 2008, compared to $94,924 thousand in 2007, or $68,153 thousand. This reflects an $87,709 thousand increase in cost of insurance fees, partially offset by a $19,556 thousand increase in benefits. While fluctuations in mortality are inherent in our business, this improvement primarily reflects growth in the block of business over recent years. Other fee revenues increased by $9,109 thousand compared to the prior year.

  Our universal life interest margins declined to negative $8,531 thousand in 2008, compared to negative $976 thousand in 2007, or $7,555 thousand. Our annuity interest margin declined to $15,376 thousand in 2008, compared to $26,514 thousand in 2007, or $18,693 thousand. These declines were primarily driven by lower yields on debt securities.

  Non-deferred expenses increased to $97,505 thousand in 2008, compared to $83,600 thousand in 2007, or $13,905 thousand, reflecting increased allocations as the business grows. In addition, higher mortality margins, increasing in-force blocks, and the effect of a fourth quarter unlocking caused higher policy acquisition cost amortization of $281,333 thousand, compared to $122,189 thousand in 2007.

General Account
  The invested assets in our general account are generally of high quality and broadly diversified across fixed income sectors, public and private income securities and individual credits and issuers. Our investment professionals manage these general account assets in investment segments that support specific product liabilities. These investment segments have distinct investment policies that are structured to support the financial characteristics of the related liabilities within them. Segmentation of assets allows us to manage the risks and measure returns on capital for our various products.

Separate Accounts
  Separate account assets are managed in accordance with the specific investment contracts and guidelines relating to our variable products. We generally do not bear any investment risk on assets held in separate accounts. Rather, we receive investment management fees based on assets under management. Assets held in separate accounts are not available to satisfy general account obligations.

Debt and Equity Securities Held in General Account
  Our general account debt securities portfolio consists primarily of investment-grade publicly traded and privately placed corporate bonds, residential mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities. As of December 31, 2008, our general account debt securities, with a carrying value of $1,287.4 million, represented 90.1% of total general account investments. Public debt securities represented 78.6% of total debt securities, with the remaining 21.4% represented by private debt securities.

  Each year, the majority of our general account's net cash flows are invested in investment grade debt securities. In addition, we maintain a portfolio allocation of between 6% and 10% of debt securities in below investment grade rated bonds. Allocations are based on our assessment of relative value and the likelihood of enhancing risk-adjusted portfolio returns. The size of our allocation to below investment grade bonds is also constrained by the size of our net worth. We are subject to the risk that the issuers of the debt securities we own may default on principal and interest payments, particularly in the event of a major economic downturn. Our investment strategy has been to invest the majority of our below investment grade rated bond exposure in the BB rating category, which is equivalent to a Securities Valuation Office, or SVO, securities rating of 3. The BB rating category is the highest quality tier within the below investment grade universe, and BB rated securities historically experienced lower defaults compared to B or CCC rated bonds. As of December 31, 2008, our total below investment grade securities totaled $129.5 million, or 10.1%, of our total debt security portfolio. Of that amount, $85.4 million, or 6.6%, of our debt security portfolio was invested in the BB category.
Our debt securities having an increased risk of default (those securities with an SVO rating of four or greater which is equivalent to B or below) totaled $44.2 million, or 3.4%, of our total debt security portfolio.

  Our general account debt and equity securities are classified as available-for-sale and are reported at fair value with unrealized gains or losses included in equity. Accordingly, the carrying value of such securities reflects their fair value at the balance sheet date. Fair value is based on quoted market price, where available. When quoted market prices are not available, we estimate fair value for debt securities by discounting projected cash flows based on market interest rates currently being offered on similar terms to borrowers of similar credit quality, by quoted market prices of comparable instruments and by independent pricing sources or internally developed pricing models. Investments whose value, in our judgment, is considered to be other-than-temporarily impaired are written down to fair value as a charge to realized losses included in our earnings. The cost basis of these written-down investments is adjusted to fair value at the date the determination of impairment is made. The new cost basis is not changed for subsequent recoveries in value.

Debt Securities by Type and Credit Quality:                  As of December 31, 2008
                                             ------------------------------------------------------
($ in thousands)                                  Investment Grade         Below Investment Grade
                                             --------------------------  --------------------------
                                              Fair Value       Cost       Fair Value       Cost
                                             ------------  ------------  ------------  ------------
   United States government and agency...... $     42,708  $     43,689  $         --  $         --
   State and political subdivision..........        5,715         6,536            --            --
   Foreign government.......................       17,462        16,608        13,625        13,522
   Corporate................................      690,553       812,165        85,429       111,148
   Mortgage-backed..........................      282,782       350,898         4,055         4,055
   Other asset-backed.......................      118,647       188,215        26,433        45,392
                                             ------------  ------------  ------------  ------------
   Total debt securities.................... $  1,157,867  $  1,418,111  $    129,542  $    174,117
                                             ============  ============  ============  ============

   Percentage of total debt securities......     89.9%         89.1%         10.1%         10.9%
                                             ============  ============  ============  ============

  We manage credit risk through industry and issuer diversification. Maximum exposure to an issuer is defined by quality ratings, with higher quality issuers having larger exposure limits. Our investment approach has been to create a high level of industry diversification. The top five industry holdings as of December 31, 2008 in our debt securities portfolio were banking (5.7%), diversified financial services (4.0%), real estate investment trusts
(2.8%), insurance (2.7%) and electric utilities (2.6%).

Residential Mortgage-Backed Securities
  The weakness in the U.S. residential real estate markets, increases in mortgage rates and the effects of relaxed underwriting standards for mortgages and home equity loans have led to higher delinquency rates and losses for the residential mortgage-backed securities market. Delinquency rates for all sectors of the residential mortgage-backed market, including sub-prime, Alt-A and prime, have increased beyond historical averages.

  We invest directly in residential mortgage-backed securities through our general account. To the extent these assets deteriorate in credit quality and decline in value for an extended period, we may realize impairment losses. We have been focused on identifying those securities that can withstand significant increases in delinquencies and foreclosures in the underlying mortgage pools before incurring a loss of principal.

  Most of our residential mortgage-backed securities portfolio is highly rated. As of December 31, 2008, 94% of the total residential portfolio was rated AAA or AA. We have $57,953 thousand of sub-prime exposure, $34,258 thousand of Alt-A exposure and $108,251 thousand of prime exposure, which combined amount to 13% of our general account. Substantially all of our sub-prime, Alt-A and prime exposure is investment grade, with 85% being AAA rated and, another 7% in AA securities. We have employed a disciplined approach in the analysis and monitoring of our mortgage-backed securities. Our approach involves a monthly review of each security.

Underlying mortgage data is obtained from the security's trustee and analyzed for performance trends. A security-specific stress analysis is performed using the most recent trustee information. This analysis forms the basis for our determination of whether the security will pay in accordance with the contractual cash flows.

  Year-to-date through December 31, 2008, we have taken impairments of $24,464 thousand on our residential mortgage-backed securities portfolio. This represents 9.1% of our total residential mortgage-backed securities portfolio and 1.5% of the general account. The losses consist of $9,096 thousand from prime, $8,682 thousand from Alt-A and $6,686 thousand from sub-prime.

Residential Mortgage-Backed Securities:
($ in thousands)                                  As of December 31, 2008
                  ----------------------------------------------------------------------------------------
                   Carrying    Market    % General                                                 BB and
                    Value      Value    Account/(1)/    AAA         AA         A         BBB       Below
                  ---------- ---------- -----------  ---------- ---------- ---------- ---------- ----------
  Collateral.....
  Agency......... $   67,316 $   68,234       4.3%       100.0%       0.0%       0.0%       0.0%       0.0%
  Prime..........    135,456    108,251       6.8%        89.6%       5.5%       0.5%       4.2%       0.2%
  Alt-A..........     49,346     34,258       2.2%        67.1%      12.1%       2.7%       4.4%      13.7%
  Sub-prime......     79,372     57,953       3.7%        88.5%       6.5%       0.0%       4.3%       0.7%
                  ---------- ---------- ----------
  Total.......... $  331,490 $  268,696      17.0%        89.1%       5.1%       0.6%       3.2%       2.0%
                  ========== ========== ==========

-----------------
/(1)/Percentages based on Market Value.

Prime Mortgage-Backed Securities:
($ in thousands)                                  As of December 31, 2008
                  ----------------------------------------------------------------------------------------
                   Carrying    Market    % General                                                 2003 &
                    Value      Value    Account/(1)/    2007       2006       2005       2004      Prior
                  ---------- ---------- -----------  ---------- ---------- ---------- ---------- ----------
 Rating
 AAA............. $  119,453 $   96,991       6.1%         1.4%       5.0%      19.8%      38.9%      34.9%
 AA..............      7,570      5,908       0.4%         0.0%      95.8%       0.0%       0.0%       4.2%
 A...............      1,073        586       0.0%         0.0%       0.0%       0.0%       0.0%     100.0%
 BBB.............      7,155      4,561       0.3%         0.0%       0.0%      17.7%      69.5%      12.8%
 BB and below....        205        205       0.0%         0.0%       0.0%     100.0%       0.0%       0.0%
                  ---------- ---------- ----------
 Total........... $  135,456 $  108,251       6.8%         1.3%       9.7%      18.7%      37.8%      32.5%
                  ========== ========== ==========

-----------------
/(1)/Percentages based on Market Value.

Alt-A Mortgage-Backed Securities:
($ in thousands)                                  As of December 31, 2008
                  ----------------------------------------------------------------------------------------
                   Carrying    Market    % General                                                 2003 &
                    Value      Value    Account/(1)/    2007       2006       2005       2004      Prior
                  ---------- ---------- -----------  ---------- ---------- ---------- ---------- ----------
 Rating
 AAA............. $   35,217 $   22,990       1.4%        20.5%      23.1%      28.2%      22.2%       6.0%
 AA..............      5,596      4,139       0.3%         0.0%      91.9%       0.0%       0.0%       8.1%
 A...............      1,275        943       0.1%         0.0%       0.0%       0.0%       0.0%     100.0%
 BBB.............      1,509      1,509       0.1%         0.0%       0.0%     100.0%       0.0%       0.0%
 BB and below....      5,749      4,677       0.3%        45.1%      54.9%       0.0%       0.0%       0.0%
                  ---------- ---------- ----------
 Total........... $   49,346 $   34,258       2.2%        19.9%      34.1%      23.3%      14.9%       7.8%
                  ========== ========== ==========

-----------------
/(1)/Percentages based on Market Value.

Sub-Prime Mortgage-Backed Securities:
($ in thousands)                                  As of December 31, 2008
                  ----------------------------------------------------------------------------------------
                   Carrying    Market       % General                                                 2003 &
                    Value      Value       Account/(1)/    2007       2006       2005       2004      Prior
                  ---------- ----------    -----------  ---------- ---------- ---------- ---------- ----------
 Rating
 AAA............. $   67,262 $   51,282          3.3%        32.3%      12.5%      22.1%      24.1%       9.0%
 AA..............      8,324      3,734          0.2%        39.9%       0.0%      24.8%       0.0%      35.3%
 A...............         --          4          0.0%       100.0%       0.0%       0.0%       0.0%       0.0%
 BBB.............      3,359      2,506          0.2%         0.0%     100.0%       0.0%       0.0%       0.0%
 BB and below....        427        427          0.0%         0.0%     100.0%       0.0%       0.0%       0.0%
                  ---------- ----------    ----------
 Total........... $   79,372 $   57,953          3.7%        31.2%      16.1%      21.2%      21.3%      10.2%
                  ========== ==========    ==========

-----------------
/(1)/Percentages based on Market Value.
Realized Gains and Losses
  The following table presents certain information with respect to realized investment gains and losses including those on debt securities pledged as collateral, with losses from other-than-temporary impairment charges reported separately in the table. These impairment charges were determined based on our assessment of factors enumerated below, as they pertain to the individual securities determined to be other-than-temporarily impaired.


Sources of Realized Investment Gains (Losses):                      Year Ended December 31,
                                                              ----------------------------------
($ in thousands)                                                 2008        2007        2006
                                                              ----------  ----------  ----------
Debt security impairments.................................... $  (52,057) $   (3,287) $     (411)
                                                              ----------  ----------  ----------
Debt security transaction gains..............................      1,550       1,465       2,955
Debt security transaction losses.............................     (2,952)     (2,827)     (7,253)
Other investment transaction gains (losses)..................        (85)        (51)        526
                                                              ----------  ----------  ----------
Net transaction losses.......................................     (1,487)     (1,413)     (3,772)
                                                              ----------  ----------  ----------
Realized gains (losses) on derivative assets and liabilities.   (118,511)     (2,343)      1,723
                                                              ----------  ----------  ----------
Net realized investment losses............................... $ (172,055) $   (7,043) $   (2,460)
                                                              ==========  ==========  ==========

Other-Than-Temporary Impairments
  We employ a comprehensive process to determine whether or not a security is in an unrealized loss position and are other-than-temporarily impaired. This assessment is done on a security-by-security basis and involves significant management judgment, especially given the significant market dislocations.

  At the end of each reporting period, we review all securities for potential recognition of an other-than-temporary impairment. We maintain a watch list of securities in default, near default or otherwise considered by our investment professionals as being distressed, potentially distressed or requiring a heightened level of scrutiny. We also identify all securities whose carrying value has been below amortized cost on a continuous basis for zero to six months, six months to 12 months and greater than 12 months. Using this analysis, coupled with our watch list, we review all securities whose fair value is less than 80% of amortized cost (significant unrealized loss) with emphasis on below investment grade securities with a continuous significant unrealized loss in excess of six months. In addition, we review securities that experienced lesser declines in value on a more selective basis to determine whether any are other-than-temporarily impaired.

  Our assessment of whether an investment in a debt or equity security is other-than-temporarily impaired includes whether the issuer has:

  .  defaulted on payment obligations;

  . declared that it will default at a future point outside the current reporting period;

  . announced that a restructuring will occur outside the current reporting period;

  .  severe liquidity problems that cannot be resolved;

  .  filed for bankruptcy;

  . a financial condition which suggests that future payments are highly unlikely;

  .  a deteriorating financial condition and quality of assets;

  .  sustained significant losses during the current year;

  . announced adverse changes or events such as changes or planned changes in senior management, restructurings, or a sale of assets; and/or

  . been affected by any other factors that indicate that the fair value of the investment may have been negatively impacted.

  A debt security impairment is deemed other-than-temporary if:

  . we do not have the ability and intent to hold an investment until a forecasted recovery of fair value up to (or beyond) the cost of the investment which, in certain cases, may mean until maturity; or

  . it is probable that we will be unable to collect all amounts due according to the contractual terms of the debt security.

  Impairments due to deterioration in credit that result in a conclusion that non-collection is probable are considered other-than-temporary. Other declines in fair value (for example, due to interest rate changes, sector credit rating changes or company-specific rating changes that do not result in a conclusion that non-collection of contractual principal and interest is probable) may also result in a conclusion that an other-than-temporary impairment has occurred.

  Further, in situations where the Company has asserted its ability and intent to hold a security to a forecasted recovery, but now no longer has the ability and intent to hold until recovery, an impairment should be considered other-than-temporary, even if collection of cash flows is probable. The determination of the impairment is made when the assertion to hold to recovery changes, not when the decision to sell is made.

  In determining whether collateralized securities are impaired, we obtain underlying mortgage data from the security's trustee and analyze it for performance trends. A security-specific stress analysis is performed using the most recent trustee information. This analysis forms the basis for our determination of whether the security will pay in accordance with the contractual cash flows.

  Fixed maturity other-than-temporary impairments taken in the later half of 2008 were concentrated in asset-backed securities and in corporate debt of service companies and financial institutions. These impairments were driven primarily by significant rating downgrades, bankruptcy or other adverse financial conditions of respective issuers. In our judgment, these credit events or other adverse conditions of the respective issuers have caused, or will lead to, a deficiency in the contractual cash flows related to the investment and, therefore, resulted in other than temporary impairments. Total impairments taken in 2008 related to such credit-related circumstances were $39,268 thousand.

  In addition, further impairments were taken as a result of circumstances where we cannot assert our ability or intent to hold for a period of time to allow for recovery of value. In certain of these circumstances the decrease in fair value, at the time the impairment was recorded, was driven primarily by market or sector credit spread widening or by liquidity concerns and we believe the recoverable value of the investment based on the expected cash flows is greater than the current fair value. The amount of impairments taken due to these factors was $12,789 thousand in 2008.

  Given the significant credit spread widening and lack of liquidity in the current environment, management exercised significant judgment with respect to certain securities in determining whether impairments were other-than-temporary. This included securities with $135,402 thousand ($19,863 thousand after offsets) of gross unrealized losses of 50% or more for which no other-than-temporary impairment was ultimately indicated. In making its assessments, management used a number of issuer-specific quantitative and qualitative assessments of the probability of receiving contractual cash flows, including the issue's implied yields to maturity, cumulative default rate based on the issue's rating, comparisons of issue specific spreads to industry or sector spreads, specific trading activity in the issue, other market data such as recent debt tenders and upcoming refinancing exposure, as well as fundamentals such as issuer credit and liquidity metrics, business outlook and industry conditions. In addition to these reviews, management in each case assessed its ability and intent to hold the securities for an extended time to recovery, up to and including maturity.

Unrealized Gains and Losses
  The following table presents certain information with respect to our gross unrealized losses related to our investments in general account debt securities. Applicable deferred policy acquisition costs and deferred income taxes reduce the effect of these losses on our comprehensive income.

Duration of Gross Unrealized Losses on                      As of December 31, 2008
                                        --------------------------------------------------------------
General Account Securities:                                 0 - 6             6 - 12          Over 12
($ in thousands)                             Total          Months            Months          Months
                                        --------------  --------------    --------------  --------------
   Debt Securities
   Total fair value.................... $      942,796  $      171,389    $      270,110  $      501,297
   Total amortized cost................      1,254,592         187,861           323,272         743,459
                                        --------------  --------------    --------------  --------------
   Unrealized losses................... $     (311,796) $      (16,472)   $      (53,162) $     (242,162)
                                        ==============  ==============    ==============  ==============
   Unrealized losses after offsets..... $      (46,232) $       (2,755)   $       (8,075) $      (35,402)
                                        ==============  ==============    ==============  ==============
   Number of securities................            734             128               204             402
                                        ==============  ==============    ==============  ==============

   Investment grade:
   Unrealized losses................... $     (266,696) $      (10,408)   $      (42,847) $     (213,441)
                                        ==============  ==============    ==============  ==============
   Unrealized losses after offsets..... $      (39,309) $       (1,956)   $       (6,616) $      (30,737)
                                        ==============  ==============    ==============  ==============

   Below investment grade:
   Unrealized losses................... $      (45,100) $       (6,064)   $      (10,315) $      (28,721)
                                        ==============  ==============    ==============  ==============
   Unrealized losses after offsets..... $       (6,923) $        (7996)   $       (1,459) $       (4,665)
                                        ==============  ==============    ==============  ==============

  Total net unrealized losses on debt securities were $304,819 thousand (unrealized losses of $311,796 thousand less unrealized gains of $6,977 thousand).

  For debt securities with gross unrealized losses, 85.0% of the unrealized losses after offsets for deferred policy acquisition costs and deferred income taxes pertain to investment grade securities and 15.0% of the unrealized losses after offsets pertain to below investment grade securities at December 31, 2008.

  If we determine that the security is impaired, we write it down to its then current fair value and record an unrealized loss in that period.

  The following table represents those securities whose fair value is less than 80% of amortized cost (significant unrealized loss) that have been at a significant unrealized loss position on a continuous basis.

Duration of Gross Unrealized Losses on                                As of December 31, 2008
                                                  --------------------------------------------------------------
General Account Securities:                                           0 - 6             6 - 12          Over 12
($ in thousands)                                       Total          Months            Months          Months
                                                  --------------  --------------    --------------  --------------
Debt Securities
Unrealized losses over 20% of cost............... $     (262,187) $     (221,627)   $      (38,862) $       (1,798)
                                                  ==============  ==============    ==============  ==============
Unrealized losses over 20% of cost after offsets. $      (38,512) $      (33,170)   $       (5,105) $         (237)
                                                  ==============  ==============    ==============  ==============
Number of securities.............................            324             285                37               2
                                                  ==============  ==============    ==============  ==============

Investment grade:
Unrealized losses over 20% of cost............... $     (222,482) $     (186,780)   $      (34,847) $         (855)
                                                  ==============  ==============    ==============  ==============
Unrealized losses over 20% of cost after offsets. $      (32,570) $      (27,868)   $       (4,589) $         (113)
                                                  ==============  ==============    ==============  ==============

Below investment grade:
Unrealized losses over 20% of cost............... $      (39,705) $      (34,847)   $       (3,915) $         (943)
                                                  ==============  ==============    ==============  ==============
Unrealized losses over 20% of cost after offsets. $       (5,942) $       (5,302)   $         (516) $         (124)
                                                  ==============  ==============    ==============  ==============

  In determining that the securities giving rise to the previously mentioned unrealized losses were not other-than-temporarily impaired, we evaluated the factors cited above. In making these evaluations, we must exercise considerable judgment. Accordingly, there can be no assurance that actual results will not differ from our judgments and that such differences may require the future recognition of other-than-temporary impairment charges that could have a material affect on our financial position and results of operations. In addition, the value of, and the realization of any loss on, a debt security or equity security is subject to numerous risks, including interest rate risk, market risk, credit risk and liquidity risk. The magnitude of any loss incurred by us may be affected by the relative concentration of our investments in any one issuer or industry. We have established specific policies limiting the concentration of our investments in any single issuer and industry and believe our investment portfolio is prudently diversified.

Liquidity and Capital Resources
  In the normal course of business, we enter into transactions involving various types of financial instruments such as debt and equity securities. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations.

  Our liquidity requirements principally relate to the liabilities associated with various life insurance and annuity products and operating expenses. Liabilities arising from life insurance and annuity products include the payment of benefits, as well as cash payments in connection with policy surrenders, withdrawals and loans.

  Historically, we have used cash flow from operations and investment activities and capital contributions from our shareholder to fund liquidity requirements. Our principal cash inflows from life insurance and annuities activities come from premiums, annuity deposits and charges on insurance policies and annuity contracts. Principal cash inflows from investment activities result from repayments of principal, proceeds from maturities, sales of invested assets and investment income.

  Additional liquidity to meet cash outflows is available from our portfolio of liquid assets. These liquid assets include substantial holdings of United States government and agency bonds, short-term investments and marketable debt and equity securities.

  +A primary liquidity concern with respect to life insurance and annuity products is the risk of early policyholder and contractholder withdrawal. We closely monitor our liquidity requirements in order to match cash inflows with expected cash outflows, and employ an asset/liability management approach tailored to the specific requirements of each product line, based upon the return objectives, risk tolerance, liquidity, tax and regulatory requirements of the underlying products. In particular, we maintain investment programs intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with relatively long lives, such as life insurance, are matched with assets having similar estimated lives, such as long-term bonds and private placement bonds. Shorter-term liabilities are matched with investments with short-term and medium-term fixed maturities.

Annuity Actuarial Reserves and Deposit Fund                                              As of December 31,
                                                                      ---------------------------------------------------------
Liability Withdrawal Characteristics:                                             2008                         2007
                                                                      ---------------------------- ----------------------------
($ in thousands)                                                       Amount/(1)/      Percent     Amount/(1)/      Percent
                                                                      -------------- ------------- -------------- -------------
Not subject to discretionary withdrawal provision.................... $      114,613            3% $       34,807            1%
Subject to discretionary withdrawal without adjustment...............        467,144           14%        531,863           12%
Subject to discretionary withdrawal with market value adjustment.....        181,411            5%        252,525            6%
Subject to discretionary withdrawal at contract value less surrender
  charge.............................................................        200,810            6%        355,558            8%
Subject to discretionary withdrawal at market value..................      2,364,913           72%      3,279,915           73%
                                                                      -------------- ------------- -------------- -------------
Total annuity contract reserves and deposit fund liability........... $    3,328,891          100% $    4,454,668          100%
                                                                      ============== ============= ============== =============

-----------------
/(1)/Annuity contract reserves and deposit fund liability amounts are reported on a statutory basis, which more accurately reflects the potential cash outflows and include variable product liabilities. Annuity contract reserves and deposit fund liabilities are monetary amounts that an insurer must have available to provide for future obligations with respect to its annuities and deposit funds. These are liabilities in our financial statements prepared in conformity with statutory accounting practices. These amounts are at least equal to the values available to be withdrawn by policyholders.

  Individual life insurance policies are less susceptible to withdrawals than annuity contracts because policyholders may incur surrender charges and be required to undergo a new underwriting process in order to obtain a new insurance policy. As indicated in the table above, most of our annuity contract reserves and deposit fund liabilities are subject to withdrawals.

  Individual life insurance policies, other than term life insurance policies, increase in cash values over their lives. Policyholders have the right to borrow an amount up to a certain percentage of the cash value of their policies at any time. As of December 31, 2008, we had approximately $491,308 thousand in cash values with respect to which policyholders had rights to take policy loans. The majority of cash values eligible for policy loans are at variable interest rates that are reset annually on the policy anniversary. Policy loans at December 31, 2008 were $33,852 thousand.

  The primary liquidity risks regarding cash inflows from our investment activities are the risks of default by debtors, interest rate and other market volatility and potential illiquidity of investments. We closely monitor and manage these risks.

  We believe that our current and anticipated sources of liquidity are adequate to meet our present and anticipated needs.

Contractual Obligations and Commercial Commitments


Contractual Obligations and                              As of December 31, 2008
Commercial Commitments:/(1)/        ------------------------------------------------------------------
($ in thousands)                        Total         2009     2010 - 2011  2012 - 2013   Thereafter
                                    ------------- ------------ ------------ ------------ -------------
Contractual Obligations............
Fixed contractual obligations/(2)/. $          -- $         -- $         -- $         -- $          --
Other long-term liabilities/(3)/...    18,554,981      666,154    1,239,175    1,270,102    15,379,550
                                    ------------- ------------ ------------ ------------ -------------
Total contractual obligations...... $  18,554,981 $    666,154 $  1,239,175 $  1,270,102 $  15,379,550
                                    ============= ============ ============ ============ =============

-----------------
/(1)/We had no commercial commitments outstanding as of December 31, 2008.

/(2)/We have no fixed contractual obligations as all purchases are made by our parent company and the resulting expenses are allocated to us when incurred.

/(3)/Policyholder contractual obligations represent estimated benefits from life insurance and annuity contracts issued by us. Policyholder contractual obligations also include separate account liabilities, which are contractual obligations of the separate account assets established under applicable state insurance laws and are legally insulated from our general account assets.

  Future obligations are based on our estimate of future investment earnings, mortality, surrenders and applicable policyholder dividends. Actual obligations in any single year, or ultimate total obligations, may vary materially from these estimates as actual experience emerges. As described in
  Note 2 to our financial statements in this Form 10-K, policy liabilities and accruals are recorded on the balance sheet in amounts adequate to meet the estimated future obligations of the policies in force. The policyholder obligations reflected in the table above exceed the policy liabilities, policyholder deposit fund liabilities and separate account liabilities reported on our December 31, 2008 balance sheet because the above amounts do not reflect future investment earnings and future premiums and deposits on those policies. Separate account obligations will be funded by the cash flows from separate account assets, while the remaining obligations will be funded by cash flows from investment earnings on general account assets and premiums and deposits on contracts in force.

Off-Balance Sheet Arrangements
  As of December 31, 2008, we did not have any significant off-balance sheet arrangements as defined by Item 303(a)(4)(ii) of SEC Regulation S-K.

Reinsurance
  We maintain life reinsurance programs designed to protect against large or unusual losses in our life insurance business. We actively monitor the financial condition and ratings of our reinsurance partners throughout the term of the reinsurance contract. Due to the recent downgrade of Scottish Re, we will continue to closely monitor the situation and will reassess the recoverability of the reinsurance recoverable during the interim reporting periods of 2009. Based on our review of their financial statements, reputations in the reinsurance marketplace and other relevant information, we believe that we have no material exposure to uncollectible life reinsurance.

Statutory Capital and Surplus and Risk-Based Capital
  Connecticut Insurance Law requires that Connecticut life insurers report their risk-based capital. Risk-based capital is based on a formula calculated by applying factors to various asset, premium and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The Connecticut Insurance Department has regulatory authority to require various actions by, or take various actions against, insurers whose Total Adjusted Capital (capital and surplus plus AVR) does not exceed certain risk-based capital levels.

  The levels of regulatory action, the trigger point and the corrective actions required are summarized below:

  Company Action Level - results when Total Adjusted Capital falls below 100% of Company Action Level at which point the company must file a comprehensive plan to the state insurance regulators;

  Regulatory Action Level - results when Total Adjusted Capital falls below 75% of Company Action Level where, in addition to the above, insurance regulators are required to perform an examination or analysis deemed necessary and issue a corrective order specifying corrective actions;

  Authorized Control Level - results when Total Adjusted Capital falls below 50% of Company Action Level risk- based capital as defined by the NAIC where, in addition to the above, the insurance regulators are permitted but not required to place the company under regulatory control; and

  Mandatory Control Level - results when Total Adjusted Capital falls below 35% of Company Action Level where insurance regulators are required to place the company under regulatory control.

  At December 31, 2008, our Total Adjusted Capital level was in excess of 325% of Company Action Level.

Quantitative and Qualitative Disclosures About Market Risk

Enterprise Risk Management
  PNX has a comprehensive, enterprise-wide risk management program under which PHL Variable operations are covered. The Chief Risk Officer reports to the Chief Financial Officer and monitors our risk management activities. We have established an Enterprise Risk Management Committee, chaired by the Chief Executive Officer, to establish risk management principles, monitor key risks and oversee our risk-management practices. Several management committees oversee and address issues pertaining to all our major risks--operational, market and product--as well as capital management.

Operational Risk
  Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. PNX has established an Operational Risk Committee, chaired by the Chief Risk Officer, to develop an enterprise-wide framework for managing and measuring operational risks. This committee generally meets monthly and has a membership that represents all significant operating, financial and staff departments of PNX. Among the risks the committee reviews and manages and for which it provides general oversight are key person dependency risk, business continuity risk, disaster recovery risk and risks related to information technology systems.

Market Risk
  Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk through both our investment activities and our insurance operations. Our investment objective is to maximize after-tax investment return within defined risk parameters. Our primary sources of market risk are:

.. interest rate risk, which relates to the market price and cash flow variability associated with changes in market interest rates;

.. credit risk, which relates to the uncertainty associated with the ongoing ability of an obligor to make timely payments of principal and interest; and

.. equity risk, which relates to the volatility of prices for equity and equity-like investments, such as venture capital partnerships.

  We measure, manage and monitor market risk associated with our insurance and annuity business, as part of our ongoing commitment to fund insurance liabilities. We have developed an integrated process for managing the interaction between product features and market risk. This process involves our Corporate Finance, Corporate Portfolio Management, Life and Annuity Finance, and Life and Annuity Product Development departments. These areas coordinate with each other and report results and make recommendations to our Asset-Liability Management Committee ("ALCO") chaired by the Chief Financial Officer.

  We also measure, manage and monitor market risk associated with our general account investments, both those backing insurance liabilities and those supporting surplus. This process involves Corporate Portfolio Management and Goodwin, the Hartford-based asset management affiliate of PNX. These organizations work together, make recommendations and report results to our Investment Policy Committee, chaired by the Chief Investment Officer. Please refer to "Management's Narrative Analysis of the Results of Operations" for more information on our investment risk exposures. We regularly refine our policies and procedures to appropriately balance market risk exposure and expected return.

Interest Rate Risk Management
  Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes results primarily from our interest-sensitive insurance liabilities and from our significant holdings of fixed rate investments. Our insurance liabilities largely comprise universal life policies and annuity contracts. Our fixed maturity investments include U.S. and foreign government bonds, securities issued by government agencies, corporate bonds, asset-backed securities and mortgage-backed securities, most of which are exposed to changes in medium-term and long-term U.S. Treasury rates.

  We manage interest rate risk as part of our asset-liability management and product development processes. Asset-liability management strategies include the segmentation of investments by product line and the construction of investment portfolios designed to satisfy the projected cash needs of the underlying product liabilities. All asset-liability strategies are approved by the ALCO. We manage the interest rate risk in portfolio segments by modeling and analyzing asset and product liability durations and projected cash flows under a number of interest rate scenarios.

  One of the key measures we use to quantify our interest rate exposure is duration, a measure of the sensitivity of the fair value of assets and liabilities to changes in interest rates. For example, if interest rates increase by 100 basis points, or 1%, the fair value of an asset or liability with a duration of five is expected to decrease by 5%. We believe that as of December 31, 2008, our asset and liability portfolio durations were well matched, especially for our largest and most interest-sensitive segments. We regularly undertake a sensitivity analysis that calculates liability durations under various cash flow scenarios. We also calculate key rate durations for assets and liabilities that show the impact of interest rate changes at specific points on the yield curve. In addition, we monitor the short- and medium-term asset and liability cash flows profiles by portfolio to manage our liquidity needs.

  To calculate duration for liabilities, we project liability cash flows under a number of stochastically-generated interest rate scenarios and discount them to a net present value using a risk-free market rate increased for our own credit risk. For interest-sensitive liabilities the projected cash flows reflect the impact of the specific scenarios on policyholder behavior as well as the effect of minimum guarantees. Duration is calculated by revaluing these cash flows at an alternative level of interest rates and by determining the percentage change in fair value from the base case.

  We also manage interest rate risk by emphasizing the purchase of securities that feature prepayment restrictions and call protection. Our product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products.

  The selection of a 100 basis point immediate increase or decrease in interest rates at all points on the yield curve is a hypothetical rate scenario used to demonstrate potential risk. While a 100 basis point immediate increase or decrease of this type does not represent our view of future market changes, it is a hypothetical near-term change that illustrates the potential effect of such events. Although these fair value measurements provide a representation of interest rate sensitivity, they are based on our portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of on-going portfolio transactions in response to new business, management's assessment of changing market conditions and available investment opportunities.

  The table below shows the estimated interest rate sensitivity of our fixed income financial instruments measured in terms of fair value.


                                                         As of December 31, 2008
Interest Rate Sensitivity of Fixed Income  ---------------------------------------------------
                                             Carrying    -100 Basis                +100 Basis
Financial Instruments:                        Value     Point Change  Fair Value  Point Change
($ in thousands)                           ------------ ------------ ------------ ------------
   Cash and cash equivalents.............. $    152,185 $    152,307 $    152,185 $    152,063
   Available-for-sale debt securities.....    1,287,409    1,322,866    1,287,409    1,252,316
                                           ------------ ------------ ------------ ------------
   Total.................................. $  1,439,594 $  1,475,173 $  1,439,594 $  1,404,379
                                           ============ ============ ============ ============


  We use derivative financial instruments, primarily interest rate swaps, to manage our residual exposure to fluctuations in interest rates. We enter into derivative contracts with a number of highly rated financial institutions, to both diversify and reduce overall counterparty credit risk exposure.

  We enter into interest rate swap agreements to reduce market risks from changes in interest rates. We do not enter into interest rate swap agreements for trading purposes. Under interest rate swap agreements, we exchange cash flows with another party at specified intervals for a set length of time based on a specified notional principal amount. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract and the other is based on a variable rate that periodically resets. No premium is paid to enter into the contract and neither party makes payment of principal. The amounts to be received or paid on these swap agreements are accrued and recognized in net investment income.



  The table below shows the interest rate sensitivity of our general account interest rate derivatives measured in terms of fair value, excluding derivative liabilities embedded in products. These exposures will change as our insurance liabilities are created and discharged and as a result of ongoing portfolio and risk management activities.


                                                            As of December 31, 2008
Interest Rate Sensitivity of Derivatives:  ---------------------------------------------------------
                                                      Weighted-
                                                       Average
                                            Notional    Term     -100 Basis              +100 Basis
                                             Amount    (Years)  Point Change Fair Value Point Change
($ in thousands)                           ---------- --------- ------------ ---------- ------------
        Equity futures.................... $  129,019    0.2     $   18,830  $   18,551  $   18,272
        Interest rate swaps...............    100,000    9.8         25,731      15,839       6,822
        Put options.......................    175,000   10.0         66,414      56,265      47,469
        Swaptions.........................    190,000    0.9         23,975      10,928       4,501
                                           ----------            ----------  ----------  ----------
        Totals - general account.......... $  594,019            $  134,950  $  101,583  $   77,064
                                           ==========            ==========  ==========  ==========


Credit Risk Management
  We manage credit risk through the fundamental analysis of the underlying obligors, issuers and transaction structures. Through Goodwin, the asset management affiliate of PNX, we employ a staff of experienced credit analysts who review obligors' management, competitive position, cash flow, coverage ratios, liquidity and other key financial and non-financial information. These analysts recommend the investments needed to fund our liabilities while adhering to diversification and credit rating guidelines. In addition, when investing in private debt securities, we rely upon broad access to management information, negotiated protective covenants, call protection features and collateral protection. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their current credit ratings.

  We also manage credit risk through industry and issuer diversification and asset allocation. Maximum exposure to an issuer or derivatives counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. We have an overall limit on below investment grade rated issuer exposure. In addition to monitoring counterparty exposures under current market conditions, exposures are monitored on the basis of a hypothetical "stressed" market environment involving a specific combination of declines in stock market prices and interest rates and a spike in implied option activity.

Equity Risk Management
  Equity risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily results from our variable annuity and variable life products, as well as from our holdings of mutual funds and other equities. We manage our insurance liability risks on an integrated basis with other risks through our liability and risk management and capital and other asset allocation strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

  Certain annuity products sold by us contain guaranteed minimum death benefits. The guaranteed minimum death benefit ("GMDB") feature provides annuity contract owners with a guarantee that the benefit received at death will be no less than a prescribed amount. This minimum amount is based on the net deposits paid into the contract, the net deposits accumulated at a specified rate, the highest historical account value on a contract anniversary or, if a contract has more than one of these features, the greatest of these values. To the extent that the GMDB is higher than the current account value at the time of death, the Company incurs a cost. This typically results in an increase in annuity policy benefits in periods of declining financial markets and in periods of stable financial markets following a decline. As of December 31, 2008 and 2007, the difference between the GMDB and the current account value (net amount at risk) for all existing contracts was $674,788 thousand and $42,461 thousand, respectively. This is our exposure to loss should all of our contract owners have died on either December 31, 2008 or 2007. See Note 7 to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated herein by reference for more information.

  Certain life and annuity products sold by us contain guaranteed minimum living benefits. These include guaranteed minimum accumulation, withdrawal, income and payout annuity floor benefits. The guaranteed minimum accumulation benefit ("GMAB") guarantees a return of deposit to a policyholder after 10 years regardless of market performance. The guaranteed minimum withdrawal benefit ("GMWB") guarantees that a policyholder can withdraw 5% for life regardless of market performance. The guaranteed minimum income benefit ("GMIB") guarantees that a policyholder can convert his or her account value into a guaranteed payout annuity at a guaranteed minimum interest rate and a guaranteed mortality basis, while also assuming a certain level of growth in the initial deposit. The guaranteed payout annuity floor benefit ("GPAF") guarantees that the variable annuity payment will not fall below the dollar amount of the initial payment. We have established a hedging program for managing the risk associated with our guaranteed minimum accumulation and withdrawal benefit features. We continue to analyze and refine our strategies for managing risk exposures associated with all our separate account guarantees. The statutory reserves for these totaled $49,253 thousand and $11,179 thousand at December 31, 2008 and 2007, respectively. The GAAP reserves totaled $139,612 thousand and $7,381 thousand at December 31, 2008 and 2007, respectively.

  We perform analysis with respect to the sensitivity of a change in the separate account performance assumption as it is critical to the development of the EGPs related to our variable annuity and variable life insurance business. Equity market movements have a significant impact on the account value of variable life and annuity products and fees earned. EGPs could increase or decrease with these movements in the equity market. Sustained and significant changes in the equity markets could therefore have an impact on deferred policy acquisition cost amortization. Periodically, we also perform analysis with respect to the sensitivity of a change in assumed mortality as it is critical to the development of the EGPs related to our universal life insurance business.

  As part of our analysis of separate account returns, we perform two sensitivity tests. If at December 31, 2008 we had used a 100 basis points lower separate account return assumption (after fund fees and mortality and expense charges) for both the variable annuity and the variable life businesses and used our current best estimate assumptions for all other assumptions to project account values forward from the current value to reproject EGPs, the estimated decrease to amortization and increase to net income would be approximately $744 thousand, before taxes.

  If, instead, at December 31, 2008 we had used a 100 basis points higher separate account return assumption (after fund fees and mortality and expense charges) for both the variable annuity and variable life businesses and used our current best estimate assumptions for all other assumptions to project account values forward from the current value to reproject EGPs, the estimated decrease to amortization and increase to net income would be approximately $982 thousand, before taxes.

Foreign Currency Exchange Risk Management
  Foreign currency exchange risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Our functional currency is the U.S. dollar. Our exposure to fluctuations in foreign exchange rates against the U.S. dollar primarily results from our holdings in non-U.S. dollar-denominated debt securities which are not material to our financial statements at December 31, 2008.

Selected Financial Data
  The following selected financial data should be read in conjunction with the financial statements and notes, which can be found at the end of this Prospectus.

Annual Data
                                                                     Year Ended December 31,
($ in thousands)                         ------------------------------------------------------------------------------
                                              2008              2007            2006              2005            2004
                                         --------------    --------------  --------------    --------------  --------------
REVENUES:
Premiums................................ $       15,098    $       18,602  $       13,575    $        9,521  $        7,367
Insurance and investment product fees...        361,354           263,298         180,779           109,270          83,300
Investment income, net of expenses......         90,963           109,607         129,325           154,374         143,862
Net realized investment gains (losses)..       (172,055)           (7,043)         (2,460)          (10,569)          5,121
                                         --------------    --------------  --------------    --------------  --------------
Total revenues..........................        295,360           384,464         321,219           262,596         239,650
                                         --------------    --------------  --------------    --------------  --------------

BENEFITS AND EXPENSES:
Policy benefits.........................        218,415           168,395         154,951           130,279         136,760
Policy acquisition cost amortization....        262,132           120,041          93,342            80,402          45,027
Other operating expenses................         97,504            83,601          65,388            50,493          35,683
                                         --------------    --------------  --------------    --------------  --------------
Total benefits and expenses.............        578,051           372,037         313,681           261,174         217,470
                                         --------------    --------------  --------------    --------------  --------------
Income (loss) before income taxes.......       (282,691)           12,427           7,538             1,422          22,180
Applicable income tax (expense) benefit.         87,497            (1,122)         (1,070)            2,801          (5,465)
                                         --------------    --------------  --------------    --------------  --------------
Net income (loss)....................... $     (195,194)   $       11,305  $        6,468    $        4,223  $       16,715
                                         ==============    ==============  ==============    ==============  ==============

                                                                          December 31,
($ in thousands)                         ------------------------------------------------------------------------------
                                              2008              2007            2006              2005            2004
                                         --------------    --------------  --------------    --------------  --------------
Total assets............................ $    5,493,954    $    6,437,891  $    5,855,932    $    5,974,790  $    6,031,560
                                         ==============    ==============  ==============    ==============  ==============

Supplementary Financial Information

Selected Unaudited Quarterly Financial Data:                     Quarter Ended
                                              --------------------------------------------------
($ in thousands)                                Mar 31,        June 30,       Sept 30,     Dec 31,
                                              -----------    -----------    -----------  -----------
Income Statement Data                                                2008
                                              --------------------------------------------------
REVENUES
Premiums..................................... $      (643)   $     5,314    $     5,423  $     5,004
Insurance and investment product fees........      83,866         87,717         93,554       96,218
Investment income, net of expenses...........      24,320         22,990         22,510       21,142
Net realized investment losses...............     (20,029)         1,689        (28,390)    (125,325)
                                              -----------    -----------    -----------  -----------
Total revenues...............................      87,514        117,710         93,097       (2,961)
                                              -----------    -----------    -----------  -----------

BENEFITS AND EXPENSES
Policy benefits..............................      51,015         43,573         51,774       72,053
Policy acquisition cost amortization.........      24,537         38,755         46,533      152,307
Other operating expenses.....................      28,100         25,707         21,117       22,580
                                              -----------    -----------    -----------  -----------
Total benefits and expenses..................     103,652        108,035        119,424      246,940
                                              -----------    -----------    -----------  -----------
Income before income taxes...................     (16,138)         9,675        (26,327)    (249,901)
Applicable income tax (expense) benefit......       7,108         (3,360)         9,853       73,896
                                              -----------    -----------    -----------  -----------
Net income (loss)............................ $    (9,030)   $     6,315    $   (16,474) $  (176,005)
                                              ===========    ===========    ===========  ===========

COMPREHENSIVE INCOME
Net income (loss)............................ $    (9,030)   $     6,315    $   (16,474) $  (176,005)
Net unrealized gains (losses)................      (5,639)        (2,620)        (6,747)     (25,133)
                                              -----------    -----------    -----------  -----------
Comprehensive income (loss).................. $   (14,669)   $     3,695    $   (23,221) $  (201,138)
                                              ===========    ===========    ===========  ===========

ADDITIONAL PAID-IN CAPITAL
Capital contribution from parent............. $    42,000    $    31,000    $        --  $    96,934

RETAINED EARNINGS
Adjustment for initial application of FIN 48.          --
Net income (loss)............................      (9,030)         6,315        (16,474)    (176,005)

OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss)............      (5,639)        (2,620)        (6,747)     (25,133)
                                              -----------    -----------    -----------  -----------
Change in stockholder's equity...............      27,331         34,695        (23,221)    (104,204)
Stockholder's equity, beginning of period....     597,840        625,171        659,866      636,645
                                              -----------    -----------    -----------  -----------
Stockholder's equity, end of period.......... $   625,171    $   659,866    $   636,645  $   532,441
                                              ===========    ===========    ===========  ===========

Selected Unaudited Quarterly Financial Data:                       Quarter Ended
                                              ------------------------------------------------------
($ in thousands)                                 Mar 31,        June 30,        Sept 30,         Dec 31,
                                              ------------    ------------    ------------    ------------
Income Statement Data                                                  2007
                                              ------------------------------------------------------
REVENUES
Premiums..................................... $      3,179    $      2,882    $      4,199    $      8,342
Insurance and investment product fees........       54,119          59,410          67,356          82,413
Investment income, net of expenses...........       27,894          27,192          27,609          26,912
Net realized investment losses...............         (170)            359          (1,987)         (5,245)
                                              ------------    ------------    ------------    ------------
Total revenues...............................       85,022          89,843          97,177         112,422
                                              ------------    ------------    ------------    ------------

BENEFITS AND EXPENSES
Policy benefits..............................       39,980          36,481          43,141          48,794
Policy acquisition cost amortization.........       23,603          26,923          27,894          41,620
Other operating expenses.....................       17,086          20,423          20,641          25,451
                                              ------------    ------------    ------------    ------------
Total benefits and expenses..................       80,669          83,827          91,676         115,865
                                              ------------    ------------    ------------    ------------
Income before income taxes...................        4,353           6,016           5,501          (3,443)
Applicable income tax (expense) benefit......       (1,351)         (1,863)            466           1,626
                                              ------------    ------------    ------------    ------------
Net income (loss)............................ $      3,002    $      4,153    $      5,967    $     (1,817)
                                              ============    ============    ============    ============

COMPREHENSIVE INCOME
Net income (loss)............................ $      3,002    $      4,153    $      5,967    $     (1,817)
Net unrealized gains (losses)................          935          (5,206)         (2,411)         (2,413)
                                              ------------    ------------    ------------    ------------
Comprehensive income (loss).................. $      3,937    $     (1,053)   $      3,556    $     (4,230)
                                              ============    ============    ============    ============

ADDITIONAL PAID-IN CAPITAL
Capital contribution from parent............. $         --    $     25,000    $     24,984              --

RETAINED EARNINGS
Adjustment for initial application of FIN 48.       (1,000)             --              --              --
Net income (loss)............................        3,002           4,153           5,967          (1,817)

OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss)............          935          (5,206)         (2,411)         (2,413)
                                              ------------    ------------    ------------    ------------
Change in stockholder's equity...............        2,937          23,947          28,540          (4,230)
Stockholder's equity, beginning of period....      546,646         549,583         573,530         602,070
                                              ------------    ------------    ------------    ------------
Stockholder's equity, end of period.......... $    549,583    $    573,530    $    602,070    $    597,840
                                              ============    ============    ============    ============

Selected Unaudited Quarterly Financial Data:                       Quarter Ended
                                              ------------------------------------------------------
($ in thousands)                                 Mar 31,      June 30,        Sept 30,         Dec 31,
                                              ------------  ------------    ------------    ------------
Income Statement Data                                                  2006
                                              ------------------------------------------------------
 REVENUES
 Premiums.................................... $      2,475  $      3,219    $      2,975    $      4,906
 Insurance and investment product fees.......       41,995        41,841          46,015          50,928
 Investment income, net of expenses..........       35,060        33,906          30,404          29,955
 Net realized investment losses..............       (4,083)          (64)           (169)          1,856
                                              ------------  ------------    ------------    ------------
 Total revenues..............................       75,447        78,902          79,225          87,645
                                              ------------  ------------    ------------    ------------

 BENEFITS AND EXPENSES
 Policy benefits.............................       43,848        36,640          28,548          45,919
 Policy acquisition cost amortization........       13,057        20,767          27,480          32,036
 Other operating expenses....................       19,512        16,263          14,781          14,830
                                              ------------  ------------    ------------    ------------
 Total benefits and expenses.................       76,417        73,670          70,809          92,785
                                              ------------  ------------    ------------    ------------
 Income before income taxes..................         (970)        5,232           8,416          (5,140)
 Applicable income tax (expense) benefit.....          228        (1,329)         (1,027)          1,057
                                              ------------  ------------    ------------    ------------
 Net income (loss)........................... $       (742) $      3,903    $      7,389    $     (4,083)
                                              ============  ============    ============    ============

 COMPREHENSIVE INCOME
 Net income (loss)........................... $       (742) $      3,903    $      7,389    $     (4,083)
 Net unrealized gains (losses)...............       (4,316)       (4,812)          5,881           1,970
 Derivatives.................................          (83)          (65)            785          (1,444)
                                              ------------  ------------    ------------    ------------
 Comprehensive income (loss)................. $     (5,141) $       (974)   $     14,055    $     (3,557)
                                              ============  ============    ============    ============

 ADDITIONAL PAID-IN CAPITAL
 Capital contribution from parent............ $         --  $         --    $         --              --

 RETAINED EARNINGS
 Net income (loss)...........................         (742)        3,903           7,389          (4,083)

 OTHER COMPREHENSIVE INCOME
 Other comprehensive income (loss)...........       (4,399)       (4,877)          6,666             526
                                              ------------  ------------    ------------    ------------
 Change in stockholder's equity..............       (5,141)         (974)         14,055          (3,557)
 Stockholder's equity, beginning of period...      542,263       537,122         536,148         550,203
                                              ------------  ------------    ------------    ------------
 Stockholder's equity, end of period......... $    537,122  $    536,148    $    550,203    $    545,646
                                              ============  ============    ============    ============

Directors and Officers of PHL Variable

Name*                  Age** Length of Time Served      Position
------------------------------------------------------------------------------------------------------------------------
Thomas M. Buckingham    32   Officer since 03/26/09     Senior Vice President
Peter A. Hofmann        52   Officer since 11/23/07     Senior Executive Vice President and Chief Financial Officer and
                                                        Treasurer
Gina C. O'Connell       46   Officer since 05/02/2003   Senior Vice President
David R. Pellerin       51   Officer since 11/23/07     Senior Vice President and Chief Accounting Officer
Philip K. Polkinghorn   51   Director since 08/16/2004  Director and President
                             Officer since 08/16/2004
Zafar Rashid            59   Officer since 8/16/2005    Senior Vice President
Tracy L. Rich           57   Officer since 03/17/2003   Executive Vice President and Assistant Secretary
James D. Wehr           51   Director since 08/16/2004  Director, Executive Vice President and Chief Investment Officer
                             Officer since 01/01/2004
Christopher M. Wilkos   51   Director since 11/23/2007  Director, Senior Vice President and Corporate Portfolio Manager
                             Officer since 09/02/1997

* The business address of each individual is One American Row, Hartford, CT 06103-2899
** Ages are as of April 1, 2009

Executive Compensation and Management Ownership of PNX Shares
  The executive officers of PHL Variable, an indirect subsidiary of PNX, receive no direct compensation from PHL Variable and do not own any PHL Variable shares since the stock is wholly owned by a PNX affiliate. Executive officers of PHL Variable also serve as officers of PNX and own shares of PNX. Portions of the definitive proxy statement filed by PNX pursuant to Regulation 14A on March 16, 2009 with respect to Peter A. Hofmann, Philip K. Polkinghorn and James D. Wehr are incorporated by reference into this section of the prospectus.

Summary Compensation Table for 2008 Fiscal Year
  The following table sets forth information concerning the 2008 compensation of those executives who were our Named Executive Officers ("NEOs") as of December 31, 2008. For those executives that were also reported in the Summary Compensation Table for the 2007 fiscal year, 2007 compensation information is also included. The table includes salary, annual incentives and long-term incentive compensation. Additional information may be found in the supporting tables and footnotes that accompany this table.

                                                                                                      Change in
                                                                                                    Pension Value
                                                                                                  and Non-Qualified
                                                                                   Non-Equity         Deferred
                                                          Stock       Option     Incentive Plan     Compensation
                                     Salary/(1)/ Bonus  Awards/(2)/ Awards/(3)/ Compensation/(4)/   Earnings/(5)/
                                Year     $         $        $           $              $                  $
Name and Principal Position(a)  (b)     (c)       (d)      (e)         (f)            (g)                (h)
------------------------------  ---- ----------  ------ ----------  ----------  ----------------  -----------------
 Philip K. Polkinghorn,
   President................... 2008  109,234         0   57,379      40,174              0            26,918
                                2007   92,205         0  102,872      20,091        166,522            10,257
 Peter A. Hofmann,
   Senior Executive Vice
   President and CFO........... 2008   94,645         0   34,863      25,866              0            31,605
                                2007   37,145         0   31,648       7,628         57,133             2,807
 David R Pellerin
   Senior Vice President and
   Chief Accounting Officer.... 2008   66,809    25,610   11,620      15,356          8,017            59,812
 Zafar Rashid,
   Senior Vice President....... 2008   78,244         0    8,850       8,233         10,995            14,206
                                2007  106,730         0   46,963       4,864         88,346            10,527
 Christopher M. Wilkos,
   Senior Vice President and
   Corporate Portfolio
   Manager..................... 2008   44,063         0    5,263       5,312         43,118            19,846




                                   All Other
                                Compensation/(6)/  Total
                                       $             $
Name and Principal Position(a)        (i)           (j)
------------------------------  ----------------  -------
 Philip K. Polkinghorn,
   President...................      10,447       244,152
                                      4,969       396,917
 Peter A. Hofmann,
   Senior Executive Vice
   President and CFO...........       5,679       192,658
                                      1,876       138,237
 David R Pellerin
   Senior Vice President and
   Chief Accounting Officer....       6,130       193,353
 Zafar Rashid,
   Senior Vice President.......       3,005       123,533
                                      4,289       261,719
 Christopher M. Wilkos,
   Senior Vice President and
   Corporate Portfolio
   Manager.....................       3,305       120,906

-----------------
/(1)/Figures are shown for the year earned, and have not been reduced for deferrals. For 2008, the following NEOs elected to defer a portion of their salary until following termination of employment: Mr. Polkinghorn deferred $5,611, Mr. Hofmann deferred $2,606, Mr. Pellerin deferred $935, Mr. Rashid deferred $1,507 and Mr. Wilkos deferred $378. For 2007, the following NEOs elected to defer a portion of their salary until following termination of employment: Mr. Polkinghorn deferred $4,610 and Mr. Hofmann deferred $690.
/(2)/Represents the expense reflected in our financial statements in 2008 and 2007, as applicable, for all stock awards granted to NEOs (excluding stock options which are reflected in column (f)) as calculated pursuant to FAS 123R, with the only modification being that the forfeiture assumption for not meeting vesting service requirements is omitted from the calculation pursuant to SEC rules. These expenses include awards granted in 2008 and 2007, as applicable, and awards granted in prior years that are subject to multiple-year service or performance conditions. A summary of the various awards incorporated in this expense are:

                       FAS 123R Accounting Expense for NEO RSU Awards
                                                       Other     Service-
                                                    Performance-  Vested  2007 Annual
                            2006 - 2008 2007 - 2009  Contingent    RSU     Incentive   Grand
                            LTIP Cycle  LTIP Cycle   RSU Awards   Awards  Enhancement  Total
Name                   Year     ($)         ($)         ($)        ($)        ($)       ($)
----                   ---- ----------- ----------- ------------ -------- ----------- -------
Philip K. Polkinghorn. 2008   (17,323)    (18,226)       --       73,761    19,167     57,379
                       2007    15,368      32,336        --       48,595     6,574    102,872
Peter A. Hofmann...... 2008    (6,235)    (13,412)       --       46,009     8,501     34,863
                       2007     3,192      13,731        --       11,677     3,048     31,648
David R Pellerin...... 2008    (2,366)     (5,858)       --       17,114     2,729     11,620
Zafar Rashid.......... 2008    (6,881)     (6,033)       --       18,024     3,740      8,850
                       2007     9,783      17,135        --       16,536     3,488     46,963
Christopher M. Wilkos. 2008    (4,789)     (4,199)       --       11,150     3,101      5,263

-----------------
/(3)/Represents the expense reflected in our financial statements for 2008 and 2007, as applicable, for all stock option awards granted to NEOs as calculated pursuant to FAS 123R, with the only modification being that the forfeiture assumption for not meeting vesting service requirements is omitted from the calculation pursuant to SEC rules. These expenses include awards granted in 2008 and 2007, as applicable, and awards granted in prior years that are subject to multiple-year service conditions. The various awards incorporated in this expense are:

                          FAS 123R Accounting Expense for NEO Stock Option Awards
                             2004 Stock    2005 Stock    2006 Stock    2007 Stock    2008 Stock
                            Option Awards Option Awards Option Awards Option Awards Option Awards Grand Total
Name                   Year      ($)           ($)           ($)           ($)           ($)          ($)
----                   ---- ------------- ------------- ------------- ------------- ------------- -----------
Philip K. Polkinghorn. 2008        --          --          18,813            --        21,360       40,174
                       2007     3,371          --          16,720            --                     20,091
Peter A. Hofmann...... 2008        --          --              --        11,691        14,174       25,866
                       2007     2,141          --              --         5,486                      7,628
David R Pellerin...... 2008                    --              --         9,353         6,003       15,356
Zafar Rashid.......... 2008        --          --              --            --         8,233        8,233
                       2007     4,864          --              --            --                      4,864
Christopher M. Wilkos. 2008        --          --              --            --         5,312        5,312

-----------------
/(4)/Represents the cash-based incentive earned under The Phoenix
     Companies, Inc. Annual Incentive Plan for Executive Officers for the applicable performance year, paid in March of the following year. For 2008, none of the NEOs deferred any portion of their incentive awards. For 2007, Mr. Polkinghorn elected to defer receipt of 10% ($16,652) of his incentive until following termination of employment.
/(5)/Represents the increase in the actuarial value of accumulated pension benefits accrued during the year. For 2008, this represents the change in value between December 31, 2007 and December 31, 2008. For 2007, this represents the change in value between December 31, 2006 and December 31, 2007. These benefit accruals pertain solely to benefits accrued under the Company's pension plans and exclude all account-based plans that NEOs may participate in, such as The Phoenix Companies, Inc. Savings and Investment Plan and The Phoenix Companies Inc. Non-Qualified Deferred Compensation and Excess Investment Plan.
/(6)/All Other Compensation Sub-Table:

                                Company
                            Contributions to Reimbursement
                            401(k) Plan and  for Financial                            Total
                                 Excess      Planning and  Tax Gross               "All Other
                            Investment Plan  Tax Services     Ups    Travel Other Compensation"
Name                   Year       ($)             ($)         ($)     ($)    ($)       ($)
----                   ---- ---------------- ------------- --------- ------ ----- -------------
Philip K. Polkinghorn. 2008      4,915                       1,740   3,792           10,447
                       2007      3,919            615          435      --    --      4,969
Peter A. Hofmann...... 2008      5,679                                                5,679
                       2007      1,876             --           --      --    --      1,876
David R Pellerin...... 2008      6,013                           6           111      6,130
Zafar Rashid.......... 2008      3,005                                                3,005
                       2007      4,269             --           --      --    20      4,289
Christopher M. Wilkos. 2008      3,305                                                3,305

The Separate Account
  PHL Variable Separate Account MVA1 ("Separate Account") is a non-unitized separate account established under Connecticut law. Contract values attributable to the premium allocation and terms of the contract do not depend of the performance of the assets in the Separate Account.

  Under Connecticut law, all income, gains or losses of the Separate Account, whether realized or not, must be credited to or charged against the amount placed in the Separate Account without regard to our other income, gains and losses. The assets of the Separate Account may not be charged with liabilities arising out of any other business that we may conduct. Obligations under the contracts are obligations of PHL Variable.

  There are no discrete units in the Separate Account. No party with rights under any contract participates in the investment gain or loss from assets belonging to the Separate Account. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in the Separate Account may drop below the reserves and other liabilities it must maintain. If the Separate Account asset value drops below the reserve and other liabilities we must maintain in relation to the contracts supported by such assets, we will transfer assets from our General Account to the Separate Account. Conversely, if the amount we maintain is too much, we may transfer the excess to our General Account.

  In establishing guaranteed rates for the Fixed Account, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. The company's investment strategy with respect to the proceeds attributable to the contracts generally will be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.

  Investment-grade debt instruments in which the company intends to invest the proceeds from the contracts include:

.. Securities issued by the United States government or its agencies or instrumentalities.

.. Debt securities which have a rating, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Bb), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

.. Other debt instruments, although not rated by Moody's or Standard & Poor's, are deemed by the company's management to have an investment quality comparable to securities described above.

  While the above generally describes our investment strategy with respect to the proceeds attributable to the contracts, we are not obligated to invest the proceeds according to any particular strategy, except as may be required by Connecticut and other state insurance law.

Experts
--------------------------------------------------------------------------------

  The financial statements of PHL Variable Insurance Company incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

  Kathleen A. McGah, Vice President and Counsel, PHL Variable Insurance Company, Hartford, Connecticut has provided opinions upon legal matters relating to the validity of the securities being issued. Ms. McGah also has provided advice on certain matters relating to federal securities and income tax laws about the contracts.

The Phoenix Companies, Inc.--Legal Proceedings about Company Subsidiaries
--------------------------------------------------------------------------------

  We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, employer, investor or investment advisor. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

  State regulatory bodies, the Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or FINRA, the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

  For example, in the fourth quarter of 2008, the State of Connecticut Insurance Department initiated the on-site portion of a routine financial examination of the Connecticut domiciled life insurance subsidiaries of Phoenix Life Insurance Company for the five year period ending December 31, 2008.

  Regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.